As filed with the Securities and Exchange Commission on July 19, 1999

                    Registration Statement No. 333-

                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
                        ______________________

                               FORM S-3
                        ______________________

        REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                        ______________________

                            SPYGLASS, INC.
        (Exact name of registrant as specified in its charter)
                        ______________________


                 Delaware                   37-1258139
             (State or other            (I.R.S. Employer
               jurisdiction             Identification No.)
            of incorporation or
               organization)

                        Naperville Corporate Center
                           1240 East Diehl Road
                           Naperville, IL  60703
                              (630) 505-1010
                          ______________________

                            Douglas P. Colbeth
                   President and Chief Executive Officer
                              Spyglass, Inc.
                        Naperville Corporate Center
                           1240 East Diehl Road
                           Naperville, IL  60703
                              (630) 505-1010

        Approximate date of commencement of proposed sale to public:  As
   soon  as  practicable  after  this  Registration  Statement   becomes
   effective.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please
   check the following box.   .

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.__ x__.

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for
   the same offering.   .  333-_______.

        If this Form  is a  post-effective amendment  filed pursuant  to
   Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. . 333-
   __________.

        If delivery of the prospectus is expected to be made pursuant to
   Rule 434, please check the following box.   .

     _____________________________________________________________

                    CALCULATION OF REGISTRATION FEE

                                Proposed       Proposed
  Title of Shares    Amount      Maximum        Maximum
       to be         to be      Offering       Aggregate      Amount of
    Registered     Registered     Price        Offering     Registration
                              Per Share(1)     Price(1)          Fee

  Common Stock,     574,260      $17.713    $10,171,580.25    $2,828.00
  $.01 par value
  per share........


   (1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act and based upon the average of the high and low prices on the Nasdaq National Market on July 15, 1999.

        The Company hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Company shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

        The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

              Subject to completion, dated July 19, 1999


   PROSPECTUS

                            Spyglass, Inc.


                      574,260 SHARES OF COMMON STOCK

        Spyglass, Inc. previously issued 1,148,520 shares of common stock to the former stockholders of Navitel Communications, Inc. in connection with our acquisition of that company. This prospectus relates to resales of 574,260 of those shares.

        We will not receive any of the proceeds from the sale of the shares.

        We have agreed to pay certain expenses in connection with the registration of the shares and to indemnify the selling stockholders against certain liabilities. The selling stockholders will pay all underwriting discounts and selling commissions, if any, in connection with the sale of the shares.

        The selling stockholders, or their pledgees, donees, transferees or other successors in interest, may offer the shares through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. Our common stock is traded on the Nasdaq National Market ("Nasdaq") under the symbol "SPYG." On July 15, 1999, the closing sale price of the common stock on Nasdaq was $15.625 per share.

        The securities offered hereby involve a high degree of risk. See "Risk Factors" beginning on page 5.

        The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

             The date of this prospectus is _______, 1999.

                           TABLE OF CONTENTS
                                                     Page


             Where to Find More Information........  3

             Incorporation of Certain Documents By

               Reference...........................  3

             Special Note Regarding Forward-Looking

              Information..........................  4

             The Company...........................  5

             Risk Factors..........................  5

             Use of Proceeds.......................  8

             Selling Stockholders..................  8

             Plan of Distribution..................  9

             Legal Matters.........................  10

             Experts...............................  11


        We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of Spyglass common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

                    WHERE TO FIND MORE INFORMATION

        We file annual, quarterly, and current reports, proxy statements, and other documents with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC's Internet site at www.sec.gov. Our common stock is quoted on Nasdaq. Reports, proxy statements and other information concerning Spyglass may be inspected at the offices of The Nasdaq Stock Market, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

        This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding Spyglass and its common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from its Internet site.

            INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate" into this prospectus information we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the SEC in the future and incorporate by reference will automatically update and may supersede the information contained in this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), prior to the sale of all the shares covered by this prospectus.

        The following documents that have been filed by Spyglass with the SEC are incorporated herein by reference:

   .    Our Annual Report on Form 10-K  for the year ended September 30,
        1998;

   .    Our Quarterly Report on Form 10-Q for the quarter ended December
        31, 1998;

   .    Our Quarterly Report  on Form 10-Q for  the quarter ended  March
        31, 1999;

   . Our Current Report on Form 8-K filed on April 30, 1999, as amended by a Form 8-K/A filed on June 29, 1999; and

   .    The  description   of  our   common  stock   contained  in   our
        Registration Statement on Form 8-A, including any amendments or reports filed for the purpose of updating such description.

       You may obtain a copy of these documents, at no cost, by writing to:

                                   Spyglass, Inc.
                                   Naperville Corporate Center
                                   1240 East Diehl Road
                                   Naperville, IL  60703
                                   Attention: Investor Relations
                                   Telephone:  (630) 505-1010

                 SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

        This prospectus contains or incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Exchange Act. You can identify these forward-looking statements by our use of the words "believes," "anticipates," "plans," "expects," "may," "will," "intends," "estimates" and similar expressions, whether in the negative or affirmative. Although we believe that these forward-looking statements reasonably reflect our plans, intentions and expectations, we cannot guarantee that we actually will achieve these plans, intentions or expectations. Our actual results could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements below (particularly under the heading "Risk Factors") that we believe could cause our actual results to differ materially from the forward-looking statements that we make. We do not intend to update information contained in any forward-looking statement we make.

                                  THE COMPANY

        Spyglass entered the Internet market during fiscal 1994 and, from fiscal 1994 through fiscal 1996, focused its efforts on developing, marketing and distributing Internet client and server technologies for incorporation into a variety of Internet-based software products and services. Since fiscal 1997, Spyglass has been focusing on the development, marketing and distribution of its technologies and services to the non-PC Internet device marketplace.
    In February 1998, Spyglass reorganized its business to integrate its development, professional services and marketing resources. This change has allowed Spyglass to target its tailored solutions to the needs of the various vertical sectors within the Internet device market.

        Spyglass provides its customers with expertise, software and professional services that enable them to rapidly develop cost-effective Internet-enabled devices. Spyglass's professional services include custom engineering for defining, developing and delivering complete, end-to-end project solutions. Spyglass solutions have been integrated into a variety of products, including but not limited to television set-top boxes, screen and cellular phones, televisions, office equipment, medical devices and industrial controls. In addition, several major corporations have deployed our SurfWatch product, a leading content filtering software designed to block unwanted material from the Internet.

        Spyglass, Inc. was organized as an Illinois corporation in February 1990 and reincorporated in Delaware in May 1995. Our executive offices are located at 1240 Diehl Road, Naperville, IL 60703, our telephone number is (630) 505-1010 and our Internet web site address is www.spyglass.com. "Spyglass," "Surf-Watch" and "Make the Net Work" are registered trademarks of Spyglass.

                                RISK FACTORS

        You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition, or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline and you may lose all or part of your investment.

   We operate in a new and undeveloped market.

        During fiscal 1997, we announced a new strategic focus on the Internet device market. We are now focused on the development, marketing and distribution of our technologies and services to the non-PC Internet device marketplace. Because this is a new and undeveloped market, we can provide no assurance as to the extent of the demand for our products and services or the extent to which we will be successful in penetrating this market.

   We are dependent upon a relatively small number of large customers.

        We derived approximately 24% of our revenues for the quarter ended March 31, 1999 from one customer. As the Internet device market develops, we expect to continue to derive a significant portion of our revenues from a relatively limited number of customers. We expect that our reliance on any particular customer will decline as the Internet device market develops and our customer base expands. Any failure to enter into a sufficient number of licensing agreements or obtain revenues from major customers during a particular period, however, could have a material adverse effect on our future operating results.

  Our success depends upon the commercial success of the Internet.

        Our future results of operations will also be largely dependent upon a number of factors relating to the further development and acceptance of the Internet as a commercial market. In particular, commercial use of the Internet continues to be constrained by the need for reliable processes such as security measures for electronic commerce as well as the need for regularly available customer support.

   We must rapidly respond to technological changes and evolving customer demands.

        The market for Internet software products is characterized by rapidly changing technology, evolving industry standards and customer demands, and frequent product introductions and enhancements. This makes it difficult to predict whether any initial commercial acceptance of our products can be sustained over a period of time.

   We operate in an exceptionally competitive industry.

        The market for Internet technologies and services is extremely competitive, and competition is likely to increase in the future. We currently face competition from other Internet device technology vendors and service providers such as Oracle, Sun Microsystems, Phone.com, Microsoft, on-line service companies, Internet access providers and networking software companies. Additionally, we consider a significant source of competition for our Internet technologies and professional services to be the internal resources of our potential customers. Any failure to compete successfully would have a material adverse effect on our future operating results.


   We are dependent upon the market success of the products and services of our customers.

        We do not sell our products directly to end-users. Instead, we provide our products and services to manufacturers and service providers within the cable and satellite television, wireless, telecommunications, office equipment, automotive and industrial control markets who then incorporate our technology into their products and services. Our success is therefore dependent in large part on the performance of our customers and the market acceptance of our customers' products, both of which are outside of our control.

   We are subject to claims of intellectual property infringement.

        From time to time we receive notices alleging that our products infringe third-party proprietary rights. Patent and similar litigation frequently is complex and expensive and its outcome can be difficult to predict. If, as a result of proprietary rights infringements by any of our products, we are required to discontinue sales of certain products, eliminate certain features on our products, or pay royalties to another party, our future operating results could be materially adversely affected.

   Our quarterly results fluctuate.

        Our quarterly operating results have varied and they may continue to vary significantly depending on factors such as:

   .    the timing of significant license or service agreements,
   . the terms of our licensing and service arrangements with our customers, and
   . the timing of new product introductions and upgrades by us and our competitors.

        We typically structure our license agreements with customers to require commitments for a minimum number of licenses, and license revenues are recognized as the committed licenses are purchased. Additional revenues from a customer will not be earned unless and until the initial committed levels are exceeded. Our revenues in any quarter will depend in significant part on our ability to license technologies and provide services to new customers in that quarter and the timing of product deployments by our customers. We typically structure our professional services agreements with
   customers  to recognize  revenues   on  the   percentage-of-completion
   method  of accounting.

        Our expense levels are based in part on expectations of future revenue levels and are difficult to adjust in the short-term. As a result, any shortfall in expected revenue in a particular quarter would have a disproportionate adverse effect on our net income for that quarter.

            The market price of our common stock is based in large part on professional securities analysts' expectations that our business will grow and that we will achieve certain levels of revenue and net income. If our financial performance in a particular quarter does not meet the expectations of securities analysts, this may adversely affect the views of those securities analysts concerning our growth potential and future financial performance. If the securities analysts that regularly follow us lower their rating of our common stock or lower their projections for our future growth and financial performance, the market price of our common stock is likely to drop significantly. In addition, in those circumstances the decrease in the price of our common stock would probably be disproportionate to the shortfall in our financial performance.

   USE OF PROCEEDS

        We will not receive any proceeds from the sale of the shares by the selling stockholders.

        We will bear all costs (excluding any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares), fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq listing fees, fees and expenses of our counsel, fees and expenses of our accountants, and blue sky fees and expenses.

                         SELLING STOCKHOLDERS

        The selling stockholders are former stockholders of Navitel Communications, Inc., which we recently acquired. We issued the shares covered by this prospectus to the selling stockholders in connection with the acquisition and agreed to register the shares. The following table sets forth, to the knowledge of Spyglass, certain information about the selling stockholders as of July 19, 1999.

            Name of       Number of    Number of   Number of Shares
            Selling       Shares of    Shares of    of Common Stock
          Stockholder   Common Stock    Common       Beneficially
                        Beneficially     Stock        Owned After
                       Owned Prior to   Offered        Offering
                       Offering(1)(2)   Hereby         (1)(2)(3)
          ------------ --------------  ----------  --------------
          Adams,              270,250    135,125          135,125
          Randy(4)(5)
          Daniel Adams         11,031      5,515            5,516
          Trust
          Emily Adams          11,031      5,515            5,516
          Trust
          Hannah Adams         11,031      5,516            5,516
          Trust
          Amundson,             1,655        827              828
          Tor(4)
          Atchison,            15,828      7,914            7,914
          Thomas(4)
          Boich,               10,573      5,286            5,287
          Michael
          D.(6)
          Boich,                5,824      2,912            2,912
          Michael M.
          Center,               1,103        551              552
          Ashley(4)
          Colligan,             4,749      2,374            2,375
          John
          Connett,                656        328              328
          David(4)
          Conway                5,824      2,912            2,912
          Family Trust
          Dettering,            2,758      1,379            1,379
          Bill
          DeWitt,              82,730     41,365           41,365
          Jennifer
          Draper               35,820     17,910           17,910
          Associates,
          L.P.
          Dyer, David           4,495      2,247            2,248
          Hogan,                4,495      2,247            2,248
          Gerald
          Lehmann,              8,990      4,495            4,495
          Leonard
          MacKenzie,           35,849     17,924           17,925
          Bill(4)
          Mandel,               4,488      2,244            2,244
          Alfred
          Microsoft           277,445    138,722          138,723
          Corporation(7)
          Palo Alto            10,771      5,385            5,386
          Design Group
          Pearson,              3,033      1,516            1,517
          Steve(4)
          Poirier,              8,919      4,459            4,460
          Francis
          Polaris Fund          5,992      2,996            2,996
          L.P.
          SET                  41,617     20,808           20,809
          Engineering
          Shimonoski,             552        276              276
          Janet
          Simon,              165,459     82,729           82,730
          Robert(4)
          Studio Verso          1,770        885              885
          Tai,                  1,907        953              954
          Dianna(4)
          Van Wye,              5,515      2,757            2,758
          Mitch(4)
          Wasatch              96,364     48,182           48,182
          Venture
          Corp.

    __________________________

   (1) Except as otherwise indicated, the number of shares beneficially owned is determined under rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. The selling stockholders have sole voting power and investment power with respect to all shares listed as owned by the selling stockholders. The number of shares listed for each stockholder is fewer than 1% of the number of shares of common stock outstanding.

   (2) Of the total shares of common stock listed as owned by the selling stockholders, a total of 114,852 shares are held in an escrow account to secure indemnification obligations to Spyglass of the selling stockholders. It is expected that these shares (less any shares that may be distributed from the escrow account to Spyglass in satisfaction of indemnification claims) will be released from escrow and distributed to the selling stockholders on April 16, 2000. The number of shares indicated as owned by each selling stockholders includes those shares (representing 10% of the number of shares listed as beneficially owned by each selling stockholder) which such selling stockholder is entitled to receive upon distribution of these shares from the escrow account.

   (3) We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders might not sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares that will be held by the selling stockholders after completion of the offering, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering. For purposes of this table, however, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.

   (4) Employee or former employee of Spyglass and/or Navitel. None of the other selling stockholders has held any position or office with, or has otherwise had a material relationship with, Spyglass or any of its subsidiaries within the past three years other than Microsoft Corporation as indicated in Note (7) below.

   (5)  Mr. Adams was the former Chief Executive Officer of Navitel.

   (6) Mr. Boich was a former Member of the Board of Directors of Navitel.

   (7)  Microsoft  Corporation   and  Navitel   have  entered   into   a
        development and license agreement.


                         PLAN OF DISTRIBUTION

        The shares covered hereby may be offered and sold from time to time by the selling stockholders, or by their pledgees, donees, transferees or other successors in interest. The selling stockholders will act independently of Spyglass in making decisions with respect to the timing, manner and size of each sale. Such sales may be made in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions, including pursuant to one or more of the following methods:

        . purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

        . ordinary brokerage transactions and transactions in which the broker solicits purchasers;

        . block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

        . an over-the-counter distribution in accordance with the rules of the Nasdaq National Market; and

        .    in privately negotiated transactions.

        To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell the common stock short and redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction). In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

        In effecting sales, broker-dealers or agents engaged by the selling stockholders, or by their pledgees, donees, transferees or other successors in interest, may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders, or from their pledgees, donees, transferees or other successors in interest, in amounts to be negotiated immediately prior to the sale.

        In offering the shares covered hereby, the selling stockholders, or their pledgees, donees, transferees or other successors in interest, and any broker-dealers and any other participating broker-dealers who execute sales for the selling stockholders, may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any profits realized by the selling stockholders and the compensation of such broker-dealers may be deemed to be underwriting discounts and commissions.

        In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

        We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

        At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

        We have  agreed to  indemnify the  selling stockholders  against
   certain  liabilities,   including  certain   liabilities  under   the
   Securities Act.

        We have agreed with the selling stockholders to keep the Registration Statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the Registration Statement or (2) April 16, 2000.

                             LEGAL MATTERS

        The validity of the shares offered by this prospectus has been passed upon by Hale and Dorr LLP.

                                EXPERTS

        The consolidated financial statements and schedule of Spyglass, Inc. incorporated by reference in its Annual Report on Form 10-K for each of the two years ended September 30, 1998 and 1997 incorporated by reference herein, and the financial statements of Navitel Communications, Inc. for the years ended September 30, 1998 and 1997, and the period from inception (May 21, 1996) through September 30, 1996 included in Spyglass, Inc.'s Amended Current Report on Form 8-K/A incorporated by reference herein, and the supplemental consolidated financial statements of Spyglass, Inc. at September 30, 1998 and 1997, and for each of the two years in the period ended September 30, 1998, appearing in this Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. The financial statements referred to above are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

        The financial statements for the year ended September 30, 1996 incorporated in this Form S-3 by reference to the Annual Report on Form 10-K of Spyglass, Inc for the year ended September 30, 1998 have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                PART II

                INFORMATION NOT REQUIRED IN PROSPECTUS


   Item 14.  Other Expenses of Issuance and Distribution.

        The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by Spyglass (except any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares). All amounts shown are estimates except the Securities and Exchange Commission registration fee.

          Filing Fee - Securities and Exchange
          Commission . . . ...................... $  2,828.00

          Legal fees and expenses ............... $ 10,000.00

          Accounting fees and expenses .......... $ 25,000.00

          Miscellaneous expenses ................ $  2,172.00
                                                  -----------
               Total Expenses ................... $ 40,000.00
                                                  ===========

   Item 15.  Indemnification of Directors and Officers.

        Section 145 of the General Corporation Law of Delaware provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his  conduct was  unlawful; provided  that,  in the  case  of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

        Article NINTH of the Registrant's Amended and Restated Certificate of Incorporation, as amended, provides that a director or officer of the Registrant (a) shall be indemnified by the Registrant against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement reasonably incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of the Registrant) brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful and (b) shall be indemnified by the Registrant against expenses (including attorneys' fees) and amounts paid in settlement reasonably incurred in connection with any action by or in the right of the Registrant by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, except that no indemnification shall be made with respect to any such matter as to which such director or officer shall have been adjudged to be liable to the Registrant, unless and only to the extent that a court determines that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, he shall be indemnified against all expenses (including attorneys' fees) reasonably incurred by him in connection therewith. Expenses incurred in defending a civil or criminal action, suit or proceeding shall be advanced by the Registrant to a director or officer, at his request, upon receipt of an undertaking by the director or officer to repay such amount if it is ultimately determined that he is not entitled to indemnification.

        Indemnification is required to be made unless the Registrant determines (in the manner provided in the Amended and Restated Certificate of Incorporation, as amended) that the applicable standard of conduct required for indemnification has not been met. In the event of a determination by the Registrant that the director or officer did not meet the applicable standard of conduct required for indemnification, or if the Registrant fails to make an indemnification payment within 60 days after such payment is claimed by such person, such person is permitted to petition a court to make an independent determination as to whether such person is entitled to indemnification. As a condition precedent to the right of indemnification, the director or officer must give the Registrant notice of the action for which indemnity is sought and the Registrant has the right to participate in such action or assume the defense thereof.

        Article NINTH of the Registrant's Amended and Restated Certificate of Incorporation, as amended, further provides that the indemnification provided therein is not exclusive, and provides that in the event that the Delaware General Corporation Law is amended to expand the indemnification permitted to directors or officers, the Registrant must indemnify those persons to the fullest extent permitted by such law as so amended.

        The Company has purchased a general liability insurance policy which covers certain liabilities of directors and officers of the Company arising out of claims based on acts or omissions in their capacity as directors or officers.

        Article EIGHTH of the Registrant's Amended and Restated Certificate of Incorporation, as amended, provides that, except to the extent that the General Corporation Law of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty, no director of the Registrant shall be personally liable to the Registrant or its stockholders for monetary damages for any breach of fiduciary duty as a director.

   Item 16.  Exhibits

    EXHIBIT                        DESCRIPTION
     NUMBER


      4.1(1)      Amended and Restated Certificate of
                  Incorporation of the Registrant, as amended.

      4.2(2)      By-laws of the Registrant.

        5.1      Opinion of Hale and Dorr LLP.

        23.1      Consent of Ernst & Young L.L.P.

        23.2      Consent of PricewaterhouseCoopers LLP.

        23.3      Consent of Hale and Dorr LLP, included in
                  Exhibit 5.1 filed herewith.

        24.1      Power of Attorney (See page II-4 of this
                  Registration Statement).

        99.1 Supplemental Consolidated Financial Statements for the years ended September 30, 1998, 1997 and 1996 and related Supplemental Management's discussion and Analysis of Financial Condition and Results of Operations of Spyglass, Inc.


         (1) Incorporated herein by reference from the Registrant's Registration Statement on Form S-8 (File No. 333-04357) filed May 23, 1996.

        (2) Incorporated herein by reference from the Registrant's Registration Statement on Form S-1 (File No. 33-92174).

   Item 17.  Undertakings.

        The undersigned Registrant hereby undertakes:

        (1)  To file, during  any period in  which offers  or sales  are
   being  made,  a   post-effective  amendment   to  this   Registration
   Statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

             (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in this
        Registration Statement or any material change to such information in this Registration Statement;
        provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included is a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to Section 13 or
        Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in this Registration Statement.

        (2) That, for the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

        Insofar as  indemnification for  liabilities arising  under  the
   Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the indemnification provisions described herein, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Naperville, State of Illinois, on July 19, 1999.


                                 SPYGLASS, INC.


                                 By:/s/ Gary L. Vilchick
                                   Gary L. Vilchick
                                   Executive Vice President, Finance,
                                   Administration and Operations, and
                                   Chief Financial Officer

                     SIGNATURES AND POWER OF ATTORNEY


        We, the undersigned officers and directors of Spyglass, Inc., hereby severally constitute and appoint Gary L. Vilchick and Patrick
   J. Rondeau, and each of them singly, our true and lawful attorneys with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the Registration Statement on Form S-3 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement and generally to do all such things in our name and behalf in our capacities as officers and directors to enable Spyglass, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

           Signature                  Title                Date


   /s/ Douglas P.         President, Chief           July 16, 1999
   Colbeth                Executive Officer and
   Douglas P. Colbeth     Director (principal
                          executive officer)


   /s/ Gary L. Vilchick   Executive Vice             July 16, 1999
                          President, Finance,
   Gary L. Vilchick       Administration and
                          Operations and Chief
                          Financial Officer
                          (principal financial and
                          accounting officer)


   /s/ Charles T.         Director                   July 13, 1999
   Brumback
   Charles T. Brumback

   /s/ Brian J. Jackman   Director                   July 14, 1999
   Brian J. Jackman

   /s/ Timothy K.         Director                   July 16, 1999
   Krauskopf
   Timothy K. Krauskopf

   /s/ John Shackleton    Director                   July 16, 1999
   John Shackleton

                               EXHIBIT INDEX

    EXHIBIT                        DESCRIPTION
     NUMBER


      4.1(1)      Amended and Restated Certificate of
                  Incorporation of the Registrant, as amended.

      4.2(2)      By-laws of the Registrant.

         5.1      Opinion of Hale and Dorr LLP.

        23.1      Consent of Ernst & Young L.L.P.

        23.2      Consent of PricewaterhouseCoopers LLP.

        23.3      Consent of Hale and Dorr LLP, included in
                  Exhibit 5.1 filed herewith.

        24.1      Power of Attorney (See page II-4 of this
                  Registration Statement).

        99.1 Supplemental Consolidated Financial Statements for the years ended September 30, 1998, 1997 and 1996 and related Supplemental Management's discussion and Analysis of Financial Condition and Results of Operations of Spyglass, Inc.

   _________________________

        (1) Incorporated herein by reference from the Registrant's Registration Statement on Form S-8 (File No. 333-04357) filed May 23, 1996.

        (2) Incorporated herein by reference from the Registrant's Registration Statement on Form S-1 (File No. 33-92174).

                                                         EXHIBIT 5.1


                           HALE AND DORR LLP
                          COUNSELLORS AT LAW

             60 STATE STREET, BOSTON, MASSACHUSETTS  02109
                    617-526-6000 . FAX 617-526-5000


                                      July 19, 1999

   Spyglass, Inc.
   Naperville Corporate Center
   1240 East Diehl Road
   Naperville, IL  60703

        Registration Statement on Form S-3

   Ladies and Gentlemen:

        This opinion is furnished to you in connection with a Registration Statement on Form S-3 (the "Registration Statement") to be filed with the Securities and Exchange Commission (the
   "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), for the registration of an aggregate of 574,260 shares of Common Stock, $.01 par value per share (the "Shares"), of Spyglass, Inc., a Delaware corporation (the "Company"). All of the Shares are being registered on behalf of certain stockholders of the Company (the "Selling Stockholders").

        We have acted as counsel for the Company in connection with the registration for resale of the Shares. We have examined signed copies of the Registration Statement to be filed with the Commission.
    We have also examined and relied upon the minutes of meetings of the stockholders and the Board of Directors of the Company as provided to us by the Company, stock record books of the Company as provided to us by the Company, the Amended and Restated Certificate of
   Incorporation, as amended, and By-Laws of the Company, each as restated and/or amended to date, and such other documents as we have deemed necessary for purposes of rendering the opinions hereinafter set forth.

        In our examination of the foregoing documents, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as copies, the authenticity of the originals of such latter documents and the legal competence of all signatories to such documents.

        We express no opinion herein as to the laws of any state or jurisdiction other than the Delaware General Corporation Law statute and the federal laws of the United States of America.

        Based upon and subject to the foregoing, we are of the opinion that the Shares have been duly authorized and are validly issued, fully paid and nonassessable.

        It is  understood  that this  opinion  is  to be  used  only  in
   connection  with  the  offer  and  sale  of  the  Shares  while   the
   Registration Statement is in effect.

        Please note that we are opining only as to the matters expressly set forth herein, and no opinion should be inferred as to any other matters.

        We hereby consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act and to the use of our name therein and in the related prospectus under the caption "Legal Matters." In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission.

                                   Very truly yours,

                                   /s/ HALE AND DORR LLP

                                   HALE AND DORR LLP

                                                            EXHIBIT 23.1

                      CONSENT OF INDEPENDENT AUDITORS

   We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) of Spyglass, Inc. for the registration of 574,260 shares of its common stock, and to the inclusion therein of our report dated July 16, 1999, with respect to the supplemental consolidated financial statements of Spyglass Inc. and to the incorporation by reference of our report dated October 19, 1998, with respect to the consolidated financial statements and schedule of Spyglass, Inc. incorporated by reference in its Annual Report on Form 10-K for the year ended September 30, 1998, and to the incorporation by reference of our report dated June 21, 1999, with respect to the financial statements of Navitel Communications, Inc. for the years ended September 30, 1998 and 1997, and the period from inception (May 21, 1996) through September 30, 1996 included in Spyglass, Inc.'s Amended Current Report on Form 8-K/A dated June 29, 1999, filed with the Securities and Exchange Commission.


                                                   /s/ ERNST & YOUNG LLP

   Chicago, Illinois
   July 19, 1999

                                                        EXHIBIT 23.2

                  CONSENT OF INDEPENDENT ACCOUNTANTS

   We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated October 25, 1996 relating to the financial statements and financial statement schedules for the year ended September 30, 1996, which appears in Spyglass Inc.'s Annual Report on Form 10-K for the year ended September 30, 1998. We also consent to the reference to us under the heading "Experts" in such Registration Statement.


                                 PricewaterhouseCoopers LLP

   Chicago, Illinois
   July 19, 1999

   Selected Financial Data

   The following table sets forth selected financial data of the Company as of and for the five years ended September 30, 1998, 1997, 1996, 1995 and 1994. The selected financial data for 1998, 1997 and 1996 has been derived from the Company's audited supplemental consolidated financial statements and the selected financial data for 1995 and 1994 has been derived from the Company's audited historical consolidated financial statements . This financial data should be read in conjunction with "Supplemental Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Supplemental Consolidated Financial Statements and Notes thereto appearing elsewhere in this document.

                                     Fiscal Years Ended September 30,
   (In thousands, except        ________________________________________________
   per share amounts)            1998       1997      1996      1995       1994
                                 (4)     (4)(3)      (4)(3)    (3)(2)     (3)(2)
   ______________________________________________________________________________
     Statement of Operations Data:
      Total net revenues        $21,169    $21,295  $ 22,307  $ 12,141  $  4,667

      Gross profit               15,610     18,267    20,277    10,380     3,580

      Income(loss) from
      operations               (11,283)   (15,677)     3,153     3,025       770

      Income (loss) before
      cumulative effect of
      change in accounting     (10,032)   (14,151)     2,952     2,176       584

      Net income (loss)        (10,032)   (14,151)     2,952     2,176     1,384

      Net income (loss)
      available to common
      stockholders            ($10,032)  ($14,151)   $ 2,952  $  1,985   $ 1,127

   Earnings (loss) per common share-basic (1):

      Income (loss) before
      cumulative effect of
      change in accounting      ($0.69)    ($1.07)     $ 0.23   $ 0.27    $ 0.09

      Net income (loss)         ($0.69)    ($1.07)     $ 0.23   $ 0.27    $ 0.20

      Net income (loss)
      available to common
      Stockholders              ($0.69)    ($1.07)     $ 0.23   $ 0.25    $ 0.17

      Weighted average
      number of common
      shares outstanding         14,543     13,238     12,768    8,111     6,766

   Earnings (loss) per common share-diluted (1):

      Income (loss) before
      cumulative effect of
      change in accounting      ($0.69)    ($1.07)     $ 0.21   $ 0.23    $ 0.08

      Net income (loss          ($0.69)    ($1.07)     $ 0.21   $ 0.23    $ 0.19

      Net income (loss)
      available to common
      stockholders              ($0.69)    ($1.07)     $ 0.21   $ 0.21    $ 0.16

      Weighted average
      number of common
      shares outstanding         14,543     13,238     14,023    9,383     7,172

   Balance Sheet Data:

      Cash and cash
      equivalents and short-
      term investments          $22,706    $29,026  $ 34,201  $ 34,872   $ 1,606

      Working capital            25,678     29,233    38,598    35,550     2,174

      Total assets               34,980     42,048    48,908    43,509     5,871

      Redeemable convertible
      preferred stock                 -          -         -         -     3,393

      Total stockholders'
      equity (deficit)          $29,807    $36,162  $ 43,393  $ 37,614   $ (756)

   Dividend Policy The Company has never paid cash dividends on its capital stock. The Company currently intends to retain earnings, if any, to support its growth strategy and does not anticipate paying cash dividends in the foreseeable future.

   (1) In December 1997, the Company adopted Statement of Financial Accounting Standard No. 128, Earnings per Share ("SFAS No. 128"). SFAS No. 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. In periods when the Company incurs a net loss. the basic and diluted weighted average number of common shares outstanding will be equal.

   (2) On November 28, 1995, the Board of Directors declared a two-for-one common stock split, effected in the form of a 100% stock dividend, paid December 20, 1995, to stockholders of record as of December 6, 1995. All share and per share data prior to December 20, 1995 has been restated to reflect the two-for-one common stock split for all periods presented.

   (3) Selected financial data for the years ended September 30, 1997, 1996, 1995 and 1994 does not include the results of AllPen Software which was acquired in fiscal 1998 in a transaction accounted for as a pooling of interests. Because the effect of this transaction was considered immaterial, Spyglass' financial statements were not restated; instead, the Company's equity accounts were adjusted for the effect of the pooling.

   (4) Selected financial data for the years ended September 30, 1998 and 1997 includes the results of Navitel Communications, Inc. which was acquired in fiscal 1999 in a transaction accounted for as a pooling of interests. Selected financial data for the year ended September 30, 1996 includes the results of Navitel from its inception, May 21, 1996.

   Selected Quarterly Data (4)

        The following table sets forth certain quarterly financial information of the Company for fiscal years 1998 and 1997. This information has been derived from the consolidated quarterly financial statements of the Company which are unaudited but which, in the opinion of management, have been prepared on the same basis as the audited consolidated financial statements included herein and include all adjustments (consisting only of normal recurring items) necessary for a fair presentation of the financial results for such periods. This information should be read in conjunction with "Supplemental Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Supplemental Consolidated Financial Statements and Notes thereto appearing elsewhere in this document.

  ___________________________Three Months Ended (Unaudited)________________________
                 Sept.   June     March    Dec.    Sept.    June    March    Dec.
                 30,     30,      31,      31,     30,      30,      31,      31,
                 1998    1998     1998     1997    1997     1997     1997     1996
                                                    (3)    (3)     (1)(3)    (3)
   ________________________________________________________________________________
   Statement of Operations Data:

   Total net    $6,158   $5,676  $5,081   $4,254   $3,179   $2,216 $12,015   $3,885
   revenues

   Gross         4,209    4,090   3,932    3,378    2,494    1,539  10,808    3,426
   profit

   Income        (975)  (1,972) (3,589)  (4,747)  (5,499)  (7,945)   1,436  (3,667)
   (loss) from
   operations

   Net income    (672)  (1,686) (3,279)  (4,393)  (5,162)  (7,379)     700  (2,308)
   (loss)

   Per Share and Share Data:

   Net income
   (loss) per   $(0.05)  $(0.11)  $(0.23) $(0.31)  $(0.38)  $(0.55)  $0.05  $(0.18)
   share-
    basic (2)

   Weighted
   average
   number of     14,878   14,750   14,272  14,166   13,473   13,335 13,147   13,000
   Common
   shares
   outstanding
   - basic

   Net income
   (loss) per   $(0.05)  $(0.11)  $(0.23) $(0.31)  $(0.38)  $(0.55) $ 0.05  $(0.18)
   share-
   Diluted (2)

   Weighted
   average
   number of     14,878   14,750   14,272  14,166   13,473   13,335 13,916   13,000
   Common
   shares
   outstanding
   -diluted

   (1) Includes a one-time licensing fee of $8,000,000 from Microsoft Corporation which decreased the net loss by $7,000,000 or $0.58 per share.

    (2) In December 1997, the Company adopted Statement of Financial Accounting Standard No. 128, Earnings per Share ("SFAS No. 128"). SFAS No. 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. In periods when the Company incurs a net loss, the basic and diluted weighted average number of common shares outstanding will be equal.

   (3) Selected quarterly data for the year ended September 30, 1997 does not include the results of AllPen Software which was acquired in fiscal 1998 in a transaction accounted for as a pooling of interests. Because the effect of this transaction was considered immaterial, Spyglass' financial statements were not restated; instead, the Company's equity accounts were adjusted for the effect of the pooling.

   (4) Selected quarterly data for the years ended September 30, 1998 and 1997 includes the results of Navitel Communications, Inc. which was acquired in fiscal 1999 in a transaction accounted for as a pooling of interests.

   Market Price Per Share

   The following table sets forth, for the periods indicated, the high and low sales prices of the Common Stock of the Company on the Nasdaq National Market, as reported by Nasdaq.

                              Three Months Ended
    ___________________________________________________________________
             Sept.    June  March    Dec.   Sept.  June    March  Dec.
              30,     30,    31,     31,     30,    30,     31,    31,
             1998     1998   1998    1997   1997   1997    1997   1996
    __________________________________________________________________

     High  $15      $15     $9     $12     $10     $11    $14     $19
           5/16     3/8     9/16           1/2            1/8     1/2
     Low   $9       $8      $4     $ 4     $ 7     $ 6    $ 7     $10
           5/8      1/4     1/4    1/16    3/16

   Supplemental Management's Discussion and Analysis of Financial
   Condition and Results of Operations

   Overview

        This discussion should be read in conjunction with the Company's supplemental consolidated financial statements included herein. This Supplemental Management's Discussion and analysis of Financial Condition and Results of Operations and the accompanying supplemental consolidated financial statements and notes thereto have been prepared to reflect the retroactive effect of Spyglass, Inc.'s ("Spyglass") acquisition of Navitel Communications, Inc. ("Navitel"), consummated in April 1999. The acquisition was accounted for as a pooling of interests, which means that for accounting and financial reporting purposes, Spyglass' consolidated financial statements have been restated to present the combined companies' financial position and results of operations for each period presented. As used herein, any reference to the "Company" reflects the combined Spyglass and
   Navitel results.  Any reference  to "Spyglass" or "Navitel"  reflects the individual activities of either Spyglass or Navitel, respectively. Unless the context clearly indicates otherwise, all financial results described herein reflect the combined Spyglass and Navitel results.

        Spyglass was organized as an Illinois corporation in February 1990 and reincorporated in Delaware in May 1995. Spyglass entered the Internet market during fiscal 1994 and, from fiscal 1994 through fiscal 1996, focused its efforts on developing, marketing and distributing Internet client and server technologies for incorporation into a variety of Internet-based software products and services. Since fiscal 1997, the Company has been focusing on the development, marketing and distribution of its technologies and services to the non-PC Internet device marketplace. In February 1998, Spyglass reorganized its business to integrate its development, professional services and marketing resources. This change has allowed Spyglass to target its tailored solutions to the needs of the various vertical sectors within the Internet device market.

        The Company provides its customers with expertise, software and professional services that enable them to rapidly develop cost-
   effective Internet-enabled devices. The Company's professional services include custom engineering for defining, developing and delivering complete, end-to-end project solutions. The Company's solutions have been integrated into a variety of products, including but not limited to televisions, office equipment, television set-top boxes, industrial controls, network computers and screen and cellular phones. In addition, several major corporations have deployed SurfWatch, a leading content filtering software designed to block unwanted material from the Internet.

        Spyglass acquired Stonehand Inc. ("Stonehand"), OS Technologies Corporation ("OS Tech") and SurfWatch Software, Inc. ("SurfWatch"), in fiscal 1996 in transactions accounted for as poolings of interests. All financial information presented includes the accounts and results of operations of these companies for all periods presented.

        In November 1997, Spyglass acquired AllPen Software ("AllPen) in a transaction accounted for as a pooling of interests. Because the effect of this transaction on prior year financial statements was considered immaterial, such financial statements were not restated; instead, the Company's equity accounts were adjusted for the effect of the pooling.

        In October 1998, General Instrument Corporation ("GI") acquired 700,000 shares of the Company's common stock for $7,392,000 and also acquired warrants to purchase an additional 700,000 shares. The warrants have exercise prices ranging from $13.20 to $14.78 per share (subject to adjustment in certain circumstances), and become exercisable on varying dates over a five-year period. In connection with this investment, the Company and GI entered into a three-year agreement under which the Company will develop and integrate new Internet cable services and technologies for GI. This work will be performed through a newly-formed subsidiary of the Company, in which GI will hold a 10% minority interest and which GI will have an option to purchase at fair market value under certain circumstances.

             In April 1999, Spyglass acquired Navitel Communications, Inc. ("Navitel") in a transaction accounted for as a pooling of interests. All financial information presented includes the accounts and results of operations of Navitel for all periods presented from its inception date, May 21, 1996.

        The Company licenses technology from a number of third-party vendors for incorporation into the Company's products. As a result, the Company pays royalties to the University of Illinois with respect to licenses of Spyglass Device Mosaic, to RSA Data Security, Inc. with respect to licenses of the Company's technologies containing certain RSA code and to Sun Microsystems, Inc. with respect to licenses of the Company's technologies containing certain Java code.
    These and other royalties are reflected in cost of Internet technology revenues.

        On January 21, 1997, the Company amended its license arrangement with Microsoft Corporation ("Microsoft") to convert Microsoft's existing license for the Spyglass Mosaic browser technology into a fully paid-up license in consideration of an additional $8,000,000 payment from Microsoft. Spyglass recognized the revenue from this payment in the quarter ended March 31, 1997. Management believes that its results of operations, presented without giving effect to this one-time event, provide a more accurate presentation of the Company's ongoing business. Accordingly, the following analyses for the fiscal year ended September 30, 1997, including amounts and percentages, exclude the $8,000,000 of revenue as well as the associated $600,000 of cost of sales and $400,000 of sales expense for the fiscal year ended September 30, 1997. Approximately 39.5% of the Company's revenues for fiscal 1997 were attributable to Microsoft.

   Results of Operations

   The following table sets forth certain financial data as a percentage of total net revenues for the fiscal years ended September 30,  1998,
   1997 and 1996.
                                        Percentage of Total Net Revenues
                                      for the Fiscal Years Ended September 30,
                                              1998      1997      1996
  ___________________________________________________________________________

   Net revenues:
      Internet technology                      55.1%     69.2%     87.3%
      Service                                   44.9      30.8      12.7

         Total net revenues                    100.0     100.0     100.0

   Cost of revenues:
      Internet technology                        8.7       7.0       8.6
      Service                                   17.6      11.2       0.5

   Total cost of revenues                       26.3      18.2       9.1

   Gross profit                                 73.7      81.8      90.9

   Operating expenses and other:
      Sales and marketing                       43.0      59.5      26.7
      Research and development                  50.4     126.1      32.3
      General and administrative                31.3      59.9      17.7
      Restructuring charge                         -       6.8         -
      One-time acquisition costs                 2.3         -         -
         Total operating expenses and
         other                                 127.0     252.3      76.7

   Income (loss) from operations              (53.3)   (170.5)      14.2
   Other income, net                             5.9      11.5       7.8

   Income (loss) before income taxes          (47.4)   (159.0)      22.0
   Provision for income taxes                      -         -       8.7

   Net income (loss)                         (47.4)%  (159.0)%     13.3%

   Fiscal Year Ended September 30, 1998 Compared with Fiscal Year Ended September 30, 1997

        Internet technology revenues for the year ended September 30, 1998 increased $2,467,000, or 27%, to $11,661,000 compared to
   $9,194,000 for the year ended September 30, 1997. This growth was due primarily to an increase in licensing revenues from device manufacturers. One customer accounted for 17% of fiscal 1998
   Internet technology revenues. Internet technology revenues from vendors of desktop software applications, excluding SurfWatch revenues, decreased $3,986,000 while revenues from device manufacturers increased $5,752,000. During the development of the Internet device market, initial Internet technology revenues on a given contract will typically comprise a smaller component of total expected Internet technology revenues than was previously recorded in licensing the desktop software applications. Internet technology revenues derived from future royalties will be realized as customers commercially deploy devices utilizing the Company's technology and the royalty revenue stream commences. The Company expects continued growth in Internet technology revenues during fiscal 1999 due to the anticipated increase in product development activities by device manufacturers in multiple vertical markets.

             Service revenues, which include both professional services revenues and revenues from customer support agreements, increased $5,407,000, or 132%, to $9,508,000 for the year ended September 30,
   1998 compared to $4,101,000 for the year ended September 30, 1997. Revenues from professional services increased approximately $6,027,000 for the year ended September 30, 1998 compared to the year ended September 30, 1997. This increase was due to management's focus on building an integrated development and service organization that provides customized solutions to its customers within the vertical sectors of the Internet device market which resulted in an increase in the number and dollar value of professional services agreements. Revenues from customer support agreements decreased $620,000 during the same time period. In October 1998, the Company announced an agreement with GI which will provide approximately $20,000,000 in professional services revenue over the next three years. As a result, the Company expects professional services revenues during fiscal 1999 to increase both in absolute dollars and as a percentage of total net revenues over fiscal 1998. Service revenues from customer support agreements, as a percentage of total net revenues, are expected to decline during the same period.

        Gross profit, as a percentage of revenues, was 73.7% for the year ended September 30, 1998 compared to 81.7% for the year ended September 30, 1997. This reduction was partially a result of a change in the revenue mix, as total net revenue consisted of a higher percentage of lower margin professional services revenues, and a reduction in Internet technology margins related to increased product royalty costs. The Company expects gross profit as a percentage of revenues to decline slightly throughout fiscal 1999 as professional services revenues continue to increase as a percentage of total net revenues. That margin decline is expected to be partially offset by improved gross margins from Internet technology revenues as royalty costs associated with third-party software are expected to decline.

        Sales and marketing expenses for the year ended September 30, 1998 increased $1,190,000, or 15%, to $9,101,000 from $7,911,000 for the year ended September 30, 1997, but decreased as a percentage of revenues to 43.0% from 59.5%. Factors contributing to this increase were $791,000 in additional compensation and personnel expenses incurred as a result of the addition of sales and marketing staff, primarily in international locations as well as at the Company's SurfWatch business unit, and the compensation expense related to amortization of restricted stock issued to certain officers of the Company. Additionally, the Company increased its fiscal 1998 marketing program expenditures by $425,000 in its efforts to promote its solutions to customers in the device market, primarily the television and set-top box market, and to increase customer and industry awareness of its SurfWatch products. These increases were partially offset by a decrease in travel and travel-related expenses of approximately $175,000 primarily due to decreases in trade show expenses resulting from the shift in focus from the desktop market to the Internet device market. The Company expects sales and marketing expenses for fiscal 1999 to remain approximately the same, in dollars, as in fiscal 1998.

        Research and development expenses for the year ended September 30, 1998 decreased $6,098,000, or 36.3%, to $10,670,000 compared to
   $16,768,000 for the year ended September 30, 1997, and decreased as a percentage of revenues to 50.4% from 126.1%. The decrease in research and development costs was due primarily to a decrease in salary costs and related personnel expenses of $2,571,000 as a result of the increased utilization of development engineers in a professional services role, as reflected by the increase in cost of service revenues. Additionally, consulting expense decreased by $1,183,000 primarily due to the reduction in the use of outside consultants by Navitel due to the hiring of full time personnel by Navitel. Navitel received $1,606,000 from Microsoft during fiscal 1998 as funding for research and development expenses which was netted against research and development expenditures. The Company believes that its direct investment in research and development is sufficient when combined with its retained ownership in the engineering developments of its professional service engineers. As a result of the changes noted above, the Company expects its research and development expenses in fiscal 1999 to decrease both in dollars and as a percentage of revenues.

        General and administrative expenses decreased $1,339,000, or 16.8%, to $6,626,000 for the year ended September 30, 1998 from $7,965,000 for the year ended September 30, 1997 and decreased as a percentage of revenues to 31.3% from 59.9%. The decrease was a result of a $720,000 reduction in bad debt expense, a combined $541,000 reduction in conference, travel and meeting expenses, and a $499,000 decrease in consulting expense. This decrease was partially offset by an increase in salary and related personnel expenses of
   $580,000 due primarily to the issuance of restricted stock to officers of the Company. The Company expects general and administrative costs to increase in absolute dollars, but decline as a percent of revenues, in fiscal 1999.

        On March 10, 1997, the Company consolidated its Champaign, Illinois development operations with its Naperville, Illinois and Cambridge, Massachusetts operations. This consolidation reflected the Company's evolution from its desktop focus to the Internet device market and the realignment of its product development activities with the needs of this market. As a result, a restructuring charge of $900,000 was recorded in the second quarter of fiscal 1997, consisting primarily of severance and related personnel costs of $730,000 and lease cancellation and other exit costs of $170,000. Included in the charge for personnel costs was $100,000 of compensation expense related to the acceleration of the exercisability of certain stock options. The decrease in facility costs related to the closing of the Champaign facility has been offset by expansion within existing facilities as well as expansion into new facilities.

        In connection with the acquisition of AllPen Software in November 1997, the Company recorded a charge to operating expenses of $496,000 or $0.04 per share for direct acquisition related costs consisting primarily of professional fees.

        The Company recorded no income tax benefit for fiscal years 1998 and 1997. This reflects a decision by the Company not to recognize income tax benefits associated with the Company's operating losses generated during such years. The Company believes that it is appropriate to defer recognition of potential tax benefits until such time as its return to profitability can provide assurances that these tax benefits will be realized.

   Fiscal Year Ended September 30, 1997 Compared with Fiscal Year Ended September 30, 1996

     Internet technology revenues for the year ended September 30, 1997 decreased $10,272,000, or 53%, to $9,194,000 compared to
   $19,466,000 for the year ended September 30, 1996. This decrease in Internet technology revenues was due primarily to a significant decline in revenues from vendors of desktop software applications combined with slower than anticipated development of the Internet device market as the Company redirected its strategic focus to this market during fiscal 1997. Specifically, Internet technology revenues from vendors of desktop software applications decreased to $6,353,000 from $17,971,000 while revenues from device manufacturers increased to $2,841,000 from $1,495,000.

     Service revenues increased $1,260,000, or 44%, to $4,101,000 for the year ended September 30, 1997 compared to $2,841,000 for the year ended September 30, 1996. The increase in service revenues was due primarily to the increase in the number of professional services agreements entered into by the Company. Revenues from professional services were $2,179,000 in fiscal 1997 compared to $559,000 for fiscal 1996,

        Gross profit as a percentage of revenues was 81.8% for the year ended September 30, 1997 compared to 90.9% for the year ended September 30, 1996. This decrease in gross profit percentage resulted primarily from an increase in professional services revenues as a percentage of both total net revenues and service revenues, which have significantly higher costs as a percentage of revenues than technology revenues. Additionally, the cost of service revenues increased, as a percentage of service revenues, to 36.4% for fiscal 1997 from 4.2% for fiscal 1996.

        Sales and marketing expenses for the year ended September 30, 1997 increased $1,948,000, or 33%, to $7,911,000 from $5,963,000 for the year ended September 30, 1996, and increased as a percentage of revenues to 59.5% from 26.7%. The increased expenses reflected staff additions in sales, marketing and customer services to support the sale and marketing of Spyglass technologies. These additions increased the cost of salary and related personnel expenses by $1,309,000 and increased related facility costs by $412,000 between fiscal 1997 and fiscal 1996. Advertising costs decreased $336,000 between these periods due to the cancellation of a monthly advertising service associated with previous marketing programs targeting the desktop marketplace.

        Research and development expenses for the year ended September 30, 1997 increased $9,554,000, or 132% $16,768,000 compared to
   $7,214,000 for the year ended September 30, 1996, and increased as a percentage of revenues to 126.1% from 32.3%. The increase in research and development costs was due primarily to costs of additional personnel, including outside consultants at the Navitel location, required to provide enhancements to existing technologies as well as the relocation of personnel to geographic areas in which higher salaries are required, all of which increased the costs of salary and related personnel expenses by $7,934,000 for fiscal 1997 when compared to fiscal 1996. Additionally, facility costs increased $1,970,000 between these periods as the Company consolidated its Champaign, Illinois research and development operations into its Naperville, Illinois and Cambridge, Massachusetts operations, which had higher facility costs than the Champaign facility and due to the expansion of the Navitel facility. The Company believes that it was necessary to make significant investments in research and development and acquisitions of new technologies to remain competitive and establish a leadership position in the emerging Internet device market.

        General and administrative expenses increased $4,018,000, or 102%, to $7,965,000 for the year ended September 30, 1997 from $3,947,000 for the year ended September 30, 1996 and increased as a percentage of revenues to 59.9% from 17.7%. The increase in general and administrative expenses was due primarily to increases in personnel at corporate headquarters, which increased salary and related personnel expenses by $2,671,000. Bad debt expense increased by $728,000 as the Company wrote off certain accounts receivable balances related to its desktop software application business as the Company transitioned to the Internet device market.
    Additionally, in order to effectively and rapidly transition the focus of the Company from the desktop market to the Internet device market it was necessary to incur significantly more conference, travel and meeting expenses, which increased general and administrative expenses by $614,000 for fiscal 1997 compared to fiscal 1996.

        The Company recorded no income tax benefit for the fiscal year ended September 30, 1997 as compared to a provision for income taxes of $1,951,000 for the fiscal year ended September 30, 1996.

   Liquidity and Capital Resources

        As of September 30, 1998, the Company had no debt and had cash and cash equivalents of $22,706,000 and working capital of
   $25,678,000. The Company's operating activities used cash of $9,194,000, $7,791,000 and $1,202,000 for the fiscal years ended
   September 30, 1998, 1997 and 1996, respectively. Additionally, the Company's operating cash flow for fiscal 1997 was impacted by the $7,500,000 in cash received from Microsoft during the quarter ended March 31, 1997 in connection with the amendment to the Company's license arrangement with Microsoft as discussed in the Overview section as well as $1,606,000 and $250,000 in cash received by Navitel during fiscal 1998 and 1997, respectively for research and development expenses.

        Subsequent to the end of fiscal 1998, the Company received $7,392,000 in cash from GI for the purchase by GI of 700,000 shares of the Company's common stock.

        The Company's current net accounts and unbilled receivables increased to $5,606,000 at September 30, 1998 from $3,792,000 at September 30, 1997. This increase was primarily due to an increase in revenues for the fourth quarter of fiscal 1998.

        The Company's capital expenditures totaled $656,000, $3,524,000 and $2,917,000 for the fiscal years ended September 30, 1998, 1997 and 1996, respectively, and consisted primarily of computer hardware and software. The Company had no material commitments for capital expenditures at September 30, 1998. In October 1998, the Company entered into an agreement with GI to form a new digital cable software integration center. The formation of the integration center will require the purchase of computer hardware and software and office furniture. While no commitments for such expenditures have been formally entered into, the Company estimates that such expenditures will range from $250,000 to $425,000 during fiscal 1999.

        The Company believes that its current cash and cash equivalents, as well as cash flow from operations, will be sufficient to finance the Company's cash flow requirements through at least fiscal 1999.

   Future Operating Results

        This Annual Report contains a number of forward-looking statements. Any statements contained herein (including without limitation statements to the effect that the Company or its management "believes", "expects", "anticipates", "plans" and similar expressions) that are not statements of historical fact should be considered forward-looking statements. There are a number of important factors that could cause the Company's actual results to differ materially from those indicated by such forward-looking statements. These factors include, without limitation, those set forth below.

        During fiscal 1997, the Company announced a new strategic focus on the Internet device market. The Company is now focused on the development, marketing and distribution of its technologies and services to the non-PC Internet device marketplace. Because this is a new and undeveloped market, there can be no assurance as to the extent of the demand for the Company's products and services or the extent to which the Company will be successful in penetrating this market.

        The Company derived approximately 15% of its revenues for the fiscal year ended September 30, 1998 from Motorola Corporation and 39.5% of its revenues for the fiscal year ended September 30, 1997 from Microsoft Corporation. As the Internet device market develops, the Company expects to continue to derive a significant portion of its revenues from a relatively limited number of customers. Although the Company expects that its reliance on any particular customer will decline as the Internet device market develops and its customer base expands, the failure of the Company to enter into a sufficient number of licensing agreements or sustain revenues from major customers during a particular period could have a material adverse effect on the Company's future operating results.

        The Company's future results of operations will also be largely dependent upon a number of factors relating to the further development and acceptance of the Internet as a commercial market.
    In particular, commercial use of the Internet continues to be constrained by the need for reliable processes such as security measures for electronic commerce as well as the need for regularly available customer support. In addition, the market for Internet software products is characterized by rapidly changing technology, evolving industry standards and customer demands, and frequent product introductions and enhancements, which make it difficult to predict whether the initial commercial acceptance of the Company's solutions can be sustained over a period of time.

        The market for Internet technologies and services is extremely competitive, and competition is likely to increase in the future. The Company currently faces competition from other Internet device technology vendors and service providers such as Oracle, Sun Microsystems, Microsoft, on-line service companies, Internet access providers and networking software companies. Additionally, the Company considers a significant source of competition for its Internet technologies and professional services to be the prospect company's internal resources.

        The Company provides its products and services to manufacturers and service providers within the cable and satellite television, wireless, telecommunications, office equipment, automotive and industrial control markets who then incorporate the Company's technology into their products and services. The success of the Company is therefore dependent in large part on the performance of its customers and the market acceptance of its customers' products, which is outside of the Company's control.

        In October 1997, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") No. 97-2, Software Revenue Recognition, which superseded SOP No. 91-1. SOP No. 97-2 is effective for the Company's 1999 fiscal year which began on October 1, 1998 and provides guidance on applying generally accepted accounting principles for recognizing revenue on software transactions. Based on the Company's interpretation of the requirements of SOP No. 97-2, application of this statement is not expected to have a material impact on the Company's revenue.

        The Company from time to time receives notices alleging that its products infringe third-party proprietary rights. Patent and similar litigation frequently is complex and expensive and its outcome can be difficult to predict. If, as a result of proprietary rights infringements by any of the Company's products, the Company is required to discontinue sales of certain products, eliminate certain features on its products, or pay royalties to another party, the Company's future operating results could be materially adversely affected.

        The Company's quarterly operating results have varied and they may continue to vary significantly depending on factors such as the timing of significant license or service agreements, the terms of the Company's licensing and service arrangements with its customers and the timing of new product introductions and upgrades by the Company and its competitors. The Company typically structures its license agreements with customers to require commitments for a minimum number of licenses, and license revenues are recognized as the committed licenses are purchased. Additional revenues from a customer will not be earned unless and until the initial committed levels are exceeded. The Company's revenues in any quarter will depend in significant part on its ability to license technologies and provide services to new customers in that quarter and the timing of product deployment by its customers. The Company typically structures its professional services agreements with customers to recognize revenue on the percentage of completion method of accounting. The Company's expense levels are based in part on expectations of future revenue levels and any shortfall in expected revenue could therefore have a disproportionate adverse effect on the Company's operating results in any given period.

   Impact of Year 2000

        The "Year 2000" issue refers to the problem of certain computer programs using abbreviated years with two digits and thus being unable to distinguish, for example, whether the year "00" means 1900 or 2000 which may lead to such software failing to operate or operating with erroneous results.

        The Company has assembled a cross-department task force to address the Year 2000 issue. The task force is addressing Spyglass products, third-party software and products used by the Company and software utilized by third parties that perform services for the Company.

        The task force has completed the assessment phase of its overall plan. The assessment phase included a review of Spyglass products and, as a result of these initial assessments, the Company has determined that most Spyglass products and technologies currently available are Year 2000 compliant. Certain products and technologies currently available may not be Year 2000 compliant but will be so certified prior to the end of 1999 as new versions are released. However, known or unknown errors or defects in Spyglass' products could result in delay or loss of revenue, diversion of development resources, increased service and warranty costs or damage to Spyglass' reputation, any of which could materially adversely affect Spyglass' results of operations or financial condition. In addition, the task force investigated other associated Year 2000 issues such as ensuring that third-party software used internally and other products and services supplied to Spyglass are Year 2000 compliant. This investigation included but was not limited to review of vendor and related Web sites and direct confirmation with significant vendors. The majority of Spyglass' computer programs have been purchased and implemented over the last three years. As a result, most of these programs were Year 2000 compliant when purchased or have since been upgraded with Year 2000 compliant software upgrades. In the event third party internally used systems are not Year 2000 compliant, the Company's ability to process vendor transactions and perform certain other functions could be impaired. Additionally, Spyglass has no legacy (mainframe) systems, which are the source of much of the current concern regarding Year 2000 compliance. During the assessment phase, the Company received direct confirmation that all material internally used systems will operate in the year 2000.

        The task force is currently in the second phase of its efforts, the testing phase. In the testing phase, the task force is conducting testing to confirm Year 2000 compliance on products and services sold and used by the Company in which Year 2000 compliance is in question.
    For those products and services that fail testing or are assessed as non-compliant, Spyglass will implement any required software modifications and/or replacements of those products so that such products will function properly with respect to dates in the year 2000.

             During the quarter ended June 30, 1999, Spyglass has continued to test additional Spyglass products. For current Spyglass products not yet tested, test plans have either been completed or are scheduled to be completed by August 31, 1999. We anticipate that all currently available Spyglass technologies will be tested no later than October 15, 1999. Spyglass has contracted an outside consultant to assist in certain Year 2000 testing of Spyglass products. The use of outside consultants has been and is expected to remain minimal.

        Several pieces of non-compliant Network hardware have been decommissioned due to replacement by upgraded platforms. There are two remaining non-compliant pieces of Network hardware which will be replaced by September 30, 1999. One key piece of telecommunications equipment is due to receive a software upgrade by the end of July, 1999 to ensure Year 2000 compliance. According to the remaining network equipment vendors' Year 2000 certification matrices, the remainder of the Network hardware/software systems are in compliance.

        Spyglass' approach to ensuring compliance on the hardware, operating system, and application front is to define a standard revision for each system component. These definitions have been created as a benchmark for compliance testing. Spyglass Information Systems personnel will apply this checklist to each inventoried system and perform the appropriate upgrades. All critical systems will be tested live to ensure compliance. All systems not defined as mission critical will be verified by a random sampling of live tests. Equipment and software for which Year 2000 compliance information is unavailable or not guaranteed by vendors will be retired and replaced. Current goals target the end of September, 1999 to achieve compliance for hardware, operating systems and applications

        A large portion of Spyglass' Year 2000 compliance efforts has focused on our internal enterprise applications which touch every aspect of Spyglass' business processes. Established core product and customization upgrades are planned for the Company's two key internal systems during the quarter ended September 30, 1999, which will bring them into compliance. Other financial applications are either currently compliant or have planned upgrades which will bring them into compliance within the September quarter.

        Spyglass does not currently have reliable information with regard to Year 2000 compliance of its customers. As is the case with all similarly situated companies, Spyglass' results of operations could be materially impacted if its customers encounter Year 2000 issues unrelated to Spyglass products and services. In such a scenario, it is reasonably likely that these customers would channel resources into products and activities unrelated to products that utilize Spyglass technologies and/or services, potentially limiting Spyglass' future revenues from these customers.

        The Company does not currently have a contingency plan in the event that Spyglass products or third-party products and services incur Year 2000 problems. Such a plan will be devised if and when it has been determined that overall Year 2000 compliance is in question.

        As of June 30, 1999, the majority of Year 2000 compliance costs incurred by the Company have been the value of the time, based on standard hourly rates for employees, spent by the task force, which approximates $95,000. In addition, the Company has spent approximately $10,000 towards outside consultants. The Company estimates it will incur approximately $150,000 in future expenses to ensure systems will function properly with respect to dates in the year 2000. These expenses are not expected to have a material impact on the financial position, cash flow or results of operations of the Company.

        The costs and scope of the Company's Year 2000 compliance efforts are based on management's best estimates which utilize numerous assumptions of future events. However, there can be no guarantee that these estimates and assumptions will be realized. Furthermore, the actual impact of the Year 2000 issue could materially differ from that anticipated.

                           SPYGLASS, INC.
         Supplemental Consolidated Statements of Operations


                                       For the Years Ended September 30,
    (In thousands, except per
      share amounts)                     1998       1997       1996
    ____________________________________________________________________

     Net revenues:
       Internet technology revenues   $ 11,661    $ 17,194   $ 19,466
       Service revenues                  9,508       4,101      2,841
                                      --------    --------   --------
     Total net revenues                 21,169      21,295     22,307

     Cost of revenues:
       Cost of internet technology       1,843       1,535      1,912
       Cost of service revenues          3,716       1,493        118
                                      --------    --------    -------
     Total cost of revenues              5,559       3,028      2,030
                                      --------    --------    -------
     Gross profit                       15,610      18,267     20,277

     Operating expenses and other:
       Sales and marketing               9,101       8,311      5,963
       Research and development,
        net of funding advance of
        $1,606, $250 and $0,
        respectively                    10,670      16,768      7,214
       General and administrative        6,626       7,965      3,947
       Restructuring charge                  -         900          -
       One-time acquisition costs          496           -          -
                                      --------     -------    -------
         Total operating expenses
         and other                      26,893      33,944     17,124

     Income (loss) from operations     (11,283)    (15,677)     3,153
     Other income, net                   1,251       1,526      1,750
                                       -------     -------    -------
     Income (loss) before income taxes (10,032)    (14,151)     4,903
     Income tax provision                    -           -      1,951
                                       -------     -------    -------
     Net income (loss)                $(10,032)   $(14,151)   $ 2,952
                                      ========    ========    =======

    Income (loss) per common share-
      basic                           $  (0.69)   $  (1.07)  $   0.23
    Income (loss) per common share-
      diluted                         $  (0.69)   $  (1.07)  $   0.21

    Weighted average number of common
      shares outstanding-basic          14,543      13,238     12,768
                                        ======      ======     ======
    Weighted average number of common
      shares outstanding-diluted        14,543      13,238     14,023
                                        ======      ======     ======

See accompanying Notes to the Supplemental Consolidated Financial Statements

                               SPYGLASS, INC.
                  Supplemental Consolidated Balance Sheets


                                                 September 30,
    (In thousands)                              1998         1997
    _____________________________________________________________

                    ASSETS
    Current assets:
    Cash and cash equivalents                $ 22,706    $ 24,097
    Short-term investments                          -       4,929
    Accounts receivable, net of allowance
      for doubtful accounts of $429 and
      $350, respectively                        4,704        3,792
    Unbilled accounts receivable                  902            -
    Prepaid expenses and other current
      assets                                    2,489        2,201
                                             --------    ---------
    Total current assets                       30,801       35,019
    Properties and equipment, net               3,888        5,233
    Other assets                                  291        1,796
                                             --------    ---------
    Total Assets                             $ 34,980    $  42,048
                                             ========    =========
      LIABILITIES AND STOCKHOLDERS' EQUITY
    Current liabilities:
      Accounts payable                       $  1,678    $   2,043
      Royalties payable                           541          345
      Deferred revenues                           861        1,256
      Accrued compensation and related
        benefits                                1,624        1,932
      Research and development funding
        advance                                   144            -
      Accrued expenses and other liabilities      275          210

        Total current liabilities               5,123        5,786
    Long-term deferred revenues                    50          100
                                             --------    ---------
    Total liabilities                           5,173        5,886
                                             --------    ---------
    Stockholders' equity:
    Preferred stock, $.01 par value,
      2,000,000 shares authorized, none
      issued                                        -            -
    Common stock, $.01 par value, 50,000,000
      shares authorized, 15,092,683 and
      13,511,073 shares issued and 15,082,969
      and 13,511,073 shares outstanding,
      respectively                                150          135
    Additional paid-in capital                 50,546       46,254
    Accumulated deficit                       (20,297)     (10,227)
    Treasury stock at cost, 9,714 shares in
      1998                                        (55)           -
    Unamortized value of restricted stock
      issued                                     (537)           -
                                             --------     --------
    Total stockholders' equity                 29,807       36,162
                                             --------     --------
    Total Liabilities and Stockholders'
      Equity                                 $ 34,980     $ 42,048
                                             ========     ========

        See accompanying Notes to the Supplemental Consolidated
                           Financial Statements

                              SPYGLASS, INC.
  Supplemental Consolidated Statements of Changes in Stockholders' Equity


                                                                                                                 Unamortized
                                               Additional                  Treasury       Value of
    (In thousands, except      Common Stock     Paid-in    Accumulated   Common Stock     Restriced
     share amounts)         Shares      Amount  Capital      Deficit     Shares  Amount  Stock Issued
    ________________________________________________________________________________________________

    Balance at
     September 30, 1995      11,406,645  $ 114  $ 36,528    $     972        -  $   -    $      -
    Adjustment for pooling
     of interests with
     Navitel Communications
     Inc.                     1,148,520     11        (1)
    Exercise of stock
     options                    394,499      4       531
    Exercise of employee
     stock purchase plan
     stock options               18,401              266
    Issuance of incentive
     stock options                                    80
    Tax benefit from exercise
     of stock options                              1,936
    Net income                                                  2,952
                             ----------  -----   -------    ---------    -----  -----    --------
    Balance at
     September 30, 1996      12,968,065    129    39,340        3,924        -      -           -
    Exercise of stock
     otions                     497,882      5       731
    Exercise of employee
     stock purchase plan
     stock options               45,396      1       362
    Issuance of incentive
     stock options                                    80
    Issuance of Navitel
     preferred stock                               5,509
    Accelerated vesting of
     options                                         232
    Net loss                                                  (14,151)
                             ----------  -----   -------    ---------   ------  -----    --------
    Balance at
     September 30, 1997      13,511,343    135    46,254      (10,227)       -      -           -
    Adjustment for
     acquisition accounted
     for as a pooling of
     interests                  639,246      6       204          (38)
    Exercise of stock
     options                    658,327      6     1,519
    Exercise of employee
     stock purchase plan
     stock options               74,323      1       391
    Issuance of restricted
     stock                      200,000      2     1,011                                   (1,011)
    Amortization of deferred
     compensation relating to
     issuance of restricted
     stock                                                                                    474
    Purchase of treasury stock                                           9,714    (55)
    Issuance of Navitel
     preferred stock                               1,152
    Accelerated vesting of
     options                                          15
    Net loss                                                  (10,032)
                             ----------  -----  --------    ---------    -----  -----     -------
    Balance at
     September 30, 1998      15,083,239  $ 150  $ 50,546    $ (20,297)   9,714  $ (55)    $  (537)
                             ==========  =====  ========    =========    =====  =====     =======

  See accompanying Notes to the Supplemental Consolidated Financial Statements

                               SPYGLASS, INC.
             Supplemental Consolidated Statements of Cash Flows

                                      For the Years Ended September 30,

    (In thousands)                        1998        1997         1996
    ----------------------------------------------------------------------
    Cash flows from operating
       activities:
    Net income (loss)                  $ (10,032)  $  (14,151)  $    2,952
    Adjustments to reconcile net
     income (loss) to net cash
     used in operating activities:
       Depreciation                        2,097        1,752          694
       Amortization                        1,315          157          211
       Loss on disposal of fixed assets       15           99           21
       Amortization of deferred
        compensation related to
        issuance of restricted stock         474            -            -
       Issuance of warrants to purchase
        common stock in exchange for
        non-cash common stock                 42            -            -
       Bad debt provision                    309        1,029          301
       Deferred income taxes                   -            -         (406)
       Incentive stock option
        compensation                         113          312           80
       Other                                   -           -          (201)
    Changes in operating assets and
      liabilities:
       Accounts and long-term receivables   (783)      3,155       (3,066)
       Unbilled accounts receivable         (902)         -            -
       Prepaid expenses, other current
        assets and other assets              (54)      (1,015)      (1,513)
       Accounts payable                     (368)         474          527
       Royalties payable                     196         (358)         279
       Deferred revenues                    (819)        (307)      (1,071)
       Accrued compensation and
        related benefits                    (993)         955          373
       Research and development funding
        advance                              144           -            -
       Accrued expenses and other
        liabilities                           52          107         (383)
                                         -------      -------      -------
    Net cash used in operating
       activities                         (9,194)      (7,791)      (1,202)
                                         --------     -------      -------
    Cash flows from investing
      activities:
       Cash acquired in business
        combination                          574            -            -
       Short-term investments, net
        activity                           4,929       12,664      (17,593)
       Proceeds from sale of
        fixed assets                          82           32            -
       Capital expenditures                 (656)      (3,524       (2,917)
                                         -------      -------       -------
    Net cash provided by (used in)
       investing activities                4,929        9,172      (20,510)
                                         -------      -------       -------
    Cash flows from financing activities:
    Proceeds from exercise of stock
      options, including tax related
      benefits in 1996                     1,917        1,099        2,938
    Proceeds from issuance of
      preferred stock                      1,000        3,000            -
    Proceeds from issuance of common
      stock                                   12            -           10
    Proceeds from issuance of
      convertible notes payable                -        2,009          500
    Purchase of treasury common stock        (55)           -            -
                                         -------      -------      -------
    Net cash provided by financing
       activities                          2,874        6,108        3,448
                                         -------      -------      -------
    Net (decrease) increase in cash
       and cash equivalents               (1,391)       7,489      (18,264)
    Cash and cash equivalents at
       beginning of period                24,097       16,608       34,872
                                         -------       -------     -------
    Cash and cash equivalents at
       end of period                   $  22,706     $ 24,097     $ 16,608
                                         =======      =======      =======

    Supplemental disclosure of cash
      flow information:
        Cash paid for income taxes     $       6     $     28     $    169

See accompanying Notes to the Supplemental Consolidated Financial Statements

   Spyglass, Inc.

   Notes to the Supplemental Consolidated Financial Statements

   Note 1.  Operations and Significant Accounting Policies

   Basis of Presentation
   The supplemental consolidated financial statements include the accounts of the Company and each of its wholly-owned subsidiaries. All intercompany transactions and balances between the companies have been eliminated in consolidation and certain prior year amounts have been reclassified to conform with the current year's presentation.

   Furthermore, the supplemental consolidated financial statements have been prepared to reflect the retroactive effect of Spyglass, Inc.'s ("Spyglass") acquisition of Navitel Communications, Inc. ("Navitel"), consummated in April 1999, through September 30, 1998. As used herein, any reference to the "Company" reflects the combined Spyglass and Navitel results. Any reference to "Spyglass" or "Navitel" reflects the individual activities of either Spyglass or Navitel, respectively. Unless the context clearly indicates otherwise, all financial results described herein reflect the combined Spyglass and Navitel results.

   Operations
   The Company develops, markets and distributes Internet technologies designed to be embedded inside various end-user products, including but not limited to televisions, office equipment, television set-top boxes, network computers and Internet access services. The Company's technology offerings include Spyglass Device Mosaic (formerly Spyglass Mosaic), Spyglass Remote Mosaic, Spyglass Prism, Spyglass MicroServer, Spyglass Device Mail, and SurfWatch client and server products. The Company also offers Internet consulting and custom engineering services through its professional services organization.
    These technologies are used to bring Internet functionality to customers' products and services.

   On April 16, 1999, the Company acquired Navitel Communications, Inc. ("Navitel") in a transaction accounted for as pooling of interests. Navitel, located in Menlo Park, California, is engaged in the business of Internet telephony and software development focused on Internet technology for non-PC devices. This transaction was effected through the exchange of 1,148,520 shares of common stock of Spyglass for all of the issued and outstanding shares of Navitel. As a result, all financial information includes the accounts and results of operations of Navitel for all periods presented from its inception date, May 21, 1996.

   On November 14, 1997, the Company acquired AllPen Software ("AllPen") in a transaction accounted for as pooling of interests. AllPen, located in Los Gatos, California, develops software solutions and technologies and provides professional services for the Internet
   device  marketplace.  This  transaction  was  effected  through   the
   exchange of 639,246 shares of common stock of Spyglass for all the issued and outstanding shares of AllPen. Because the effect of this transaction was considered immaterial, Spyglass' financial statements were not restated; instead, the Company's equity accounts were adjusted for the effect of the pooling. In connection with the acquisition of AllPen, the Company recorded a charge to operating expenses of $496,000 or $0.04 per share for direct acquisition related costs consisting primarily of professional fees.

   In May 1996, the Company formed Spyglass International, Inc., a wholly-owned subsidiary. Spyglass International, Inc. is a U.S. subsidiary that has one branch office in Japan. In January 1997, the Company formed Spyglass Europe Ltd., a wholly-owned subsidiary of Spyglass International, Inc. with an office in England. The functional currency of both subsidiaries is the U.S. dollar.

   In April 1996, the Company acquired OS Technologies Corporation ("OS Tech") and SurfWatch Software, Inc. ("SurfWatch") in transactions accounted for as poolings of interests. As a result, all financial information includes the accounts and results of operations of OS Tech and SurfWatch, respectively, for all periods presented.

   In February 1996, the Company acquired Stonehand Inc. ("Stonehand"), in a transaction accounted for as pooling of interests. As a result, all financial information includes the accounts and results of operations of Stonehand for all periods presented.

   On November 28, 1995, the Board of Directors declared a two-for-one common stock split effected in the form of a 100% stock dividend paid on December 20, 1995 to stockholders of record as of December 6, 1995. All share and per share information in the accompanying consolidated financial statements and related notes thereto prior to December 20, 1995 has been restated to reflect the two-for-one common stock split for all periods presented.

   University of Illinois Agreement
   The Spyglass Device Mosaic product is a commercial derivative version of NCSA Mosaic_. NCSA Mosaic was developed by the National Center for Supercomputing Applications at the University of Illinois at Urbana-Champaign. In May 1994, the Company and the University entered into an agreement (as amended to date, the "University Agreement") granting the Company the exclusive (subject to approximately 10 previously granted licenses), worldwide right to develop, distribute and sublicense commercial client browsers based on NCSA Mosaic. The University Agreement provides for royalties based on Spyglass' net revenues from Device Mosaic, and includes cumulative minimum quarterly royalties. The University Agreement has an initial term of five years, with automatic one-year renewals, and is terminable in the event of a material breach by the Company of its obligations thereunder. Under the University Agreement, the Company was required to provide the University with source code versions of Spyglass Mosaic through Release 2.5. The University will have the right (subject to certain restrictions) to incorporate these releases of Spyglass Mosaic into new releases of NCSA Mosaic, which will continue to be available on a free-with-copyright basis to organizations for non-commercial academic and research use only. However, the University is not permitted to make NCSA Mosaic available for distribution by resellers other than the Company. The University Agreement gives the Company the exclusive right (with certain limited exceptions) to use the University's trademarks "Mosaic[TM]" and "NCSA Mosaic[TM]" and its spinning globe logo in connection with Device Mosaic on a royalty-free basis (with certain limited exceptions). In addition, the Company has the exclusive right (with certain limited exceptions) to use these marks in connection with the sale of other products for a royalty payment based on net revenues derived from such products.

   Use of Estimates
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

   Cash and Cash Equivalents
   For the purposes of the balance sheet and statement of cash flows, all highly liquid investments with original maturities of three months or less are considered cash equivalents.

   Investments
   Investments with original maturities between three and twelve months are considered short-term investments. Short-term investments consist of debt securities such as commercial paper, time deposits, certificates of deposit, bankers' acceptances, and marketable direct obligations of the United States Treasury.

   Other Assets
   The Company licenses certain technology from third parties and records prepaid royalty costs associated with these licenses. These prepaid royalty costs are amortized as a percentage of revenues or over the expected period of use. It is the Company's policy to periodically review and evaluate whether the benefits associated with these prepaid royalties are expected to be realized and, therefore, deferral and amortization are appropriate. Approximately $857,000 and $441,000 of these prepaid royalties are included in prepaid expenses and other current assets and approximately $118,000 and $1,431,000 are included in other assets at September 30, 1998 and September 30, 1997, respectively.

   Properties and Equipment
   Properties and equipment are stated at cost less accumulated depreciation. Depreciation is determined for financial reporting purposes using the straight-line method over the estimated useful lives of the assets, which range from two to seven years. Depreciation for income tax reporting purposes is determined using accelerated depreciation methods.

   Revenue Recognition
   The Company recognizes revenues from software licensing arrangements in accordance with the provisions of Statement of Position ("SOP") 91-1, Software Revenue Recognition, issued by the American Institute of Certified Public Accountants ("AICPA"). Internet technology revenues are generally recognized as the licenses are purchased by customers, provided the license agreement does not allow for extended payment terms, and there are no significant remaining obligations under the contract. Service revenues are comprised of revenues from customer support and professional services agreements. Revenues from the sale of support agreements are recognized over the term of the agreement using the straight-line method and related costs are included in operating expenses under the sales and marketing classification. Revenues from professional services agreements are recognized on the percentage of completion method based on the hours incurred relative to total estimated hours for fixed bid contracts or based on the hours incurred multiplied by the hourly rate for time and material engagements. Related costs are reported as a cost of service revenues.

   In October 1997, the AICPA issued SOP No. 97-2, Software Revenue Recognition, which superseded SOP No. 91-1. SOP No. 97-2 is effective for the Company's fiscal year beginning October 1, 1998 and provides guidance on applying generally accepted accounting principles for software revenue recognition transactions. Based on the Company's interpretation of the requirements of SOP No. 97-2, application of this statement is not expected to have a material impact on the Company's revenues.

   Research and Development
   Research and development costs are expensed as incurred. During fiscal 1998 and 1997, Navitel received payments form Microsoft of $1,606,000 and $250,000, respectively, for funding of software development for the Internet screen phone. Research and development expense in these years has been recorded net of these payments.

   Accounting for Stock-Based Compensation
   The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related interpretations in accounting for its employee stock options.
    Under APB 25, if the Company's stock option plans are considered fixed plans, no compensation expense is recognized if the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant. If the option grants are not fixed at an amount at least equal to fair market value, the Company recognizes compensation expense based on the intrinsic value on the measurement date. The Company has included the disclosure provision of Statement of Financial Accounting Standard ("SFAS") No. 123, Accounting for Stock-Based Compensation, which requires pro-forma information regarding net income and earnings per share determined as if the Company had accounted for its employee stock options under the fair value method of that Statement.

   Per Share Information
   In 1997, the Financial Accounting Standards Board issued SFAS No. 128, Earnings per Share, which was adopted by the Company in December 1997. SFAS No. 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Basic earnings per share excludes any dilutive effect of options, warrants and convertible securities. Diluted earnings per share assumes the conversion of all securities which are exercisable or convertible into common stock and which would either dilute or not affect basic earnings per share. All earnings per share amounts for all periods have been presented and, where necessary, restated to conform to SFAS No. 128 requirements.

   Earnings per share-basic was calculated by dividing net income by the weighted average number of common shares outstanding during the period. Earnings per share-diluted was calculated by dividing net income by the sum of the weighted average number of common shares outstanding plus all common shares that would have been outstanding if potentially dilutive common shares had been issued. Diluted weighted average shares for 1996 excludes the impact of common stock options of 11,202 shares because the options' exercise prices were greater than the average market price of the common stock and, therefore, the effect would be anti-dilutive.

   The table below reconciles the number of shares utilized in the earnings per share calculations for the fiscal years ending September 30, 1998, 1997 and 1996, respectively.

                                          For the Fiscal Years Ended
                                                 September 30,
        (In thousands)                       1998     1997     1996
        _____________________________________________________________

        Weighted average number of
        common shares outstanding _
        basic                                 14,543  13,238   12,768
        Effect of dilutive securities,
        stock options                              -       -    1,255
        Weighted average number of
        common shares outstanding _
        diluted                               14,543  13,238   14,023

   Advertising Costs
   The Company expenses advertising costs as incurred.

   Segment Reporting
   In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which becomes effective for the Company's fiscal year ending September 30, 1999. SFAS No. 131 broadens the definition of operating segments and requires additional disclosures about such segments. The Company anticipates that the adoption of this standard will result in reporting more than one segment and is currently evaluating its operating segments.

   Note 2.  Cash Equivalents and Short-term Investments

   The following is a summary of cash equivalents and short-term investments at amortized cost:

                                     September 30,
   (In thousands)                    1998     1997
   ____________________________________________________________________

           Commercial paper        $16,680    $ 11,919
           U.S. treasury notes           -       1,000
           Money market              5,871       9,773
                                   -------    --------
              Cash equivalents      22,551      22,692
           Cash                        155       1,405
                                   -------    --------
           Total cash and cash
             equivalents           $22,706    $ 24,097
                                   =======    ========
           Commercial paper        $     -    $  1,925
           U.S. treasury notes           -       3,004
                                   -------    --------
           Total short-term
             investments           $     -    $  4,929
                                   =======    ========

   Since these securities are short-term in nature, changes in market interest rates would not have a significant impact on the fair value of these securities. These securities are carried at amortized cost which approximates fair value. It is the intent of the Company to hold its investments until maturity.

   Note 3.  Properties and Equipment

   Properties and equipment and related accumulated depreciation were as follows:

                                                 September  30,
   (In thousands)                                1998      1997
   ______________________________________________________________________

           Computer equipment and software       $ 5,650  $ 5,301
           Furniture, fixtures and office
           equipment                               2,070    1,981
           Leasehold improvements and other          583      424
                                                 -------   ------
                                                   8,303    7,706
           Less: Accumulated depreciation         (4,415)  (2,473)
                                                 -------  -------
           Properties and equipment, net         $ 3,888  $ 5,233
                                                 =======  =======

   Note 4.   Microsoft Agreements

   In July 1997, Navitel entered into a Joint Development and License Agreement ("July 1997 Agreement") with Microsoft in which Navitel agreed to jointly develop software applications for an Internet enabled screen phone running on the Windows CE operating system. Navitel and Microsoft contributed intellectual property, development, management and marketing resources to the venture and maintained joint ownership interests in the screen phone software applications as developed.

   The July 1997 Agreement called for sharing of all licensing revenues received by either company related to the screen phone software applications. It also required Microsoft to make minimum payments to Navitel of $1,000,000 per year for funding of the development efforts, notwithstanding any licensing revenues received. Neither company received any licensing revenue during fiscal 1998 or 1997. Navitel received $1,606,000 and $250,000 during fiscal 1998 and 1997, respectively, which was recorded as funding for research and development expenses as received and netted against research and development expenditures. As of September 30, 1998, Navitel's research and development funding advance liability of $144,000 represented cash received from Microsoft for future research and development efforts.

   In February  1998,  Navitel  entered into  an  agreement  to  perform certain development services on behalf of Microsoft related to Windows CE and the screen phone software applications for a third-party OEM. The Company agreed to perform these services for a fixed price of $750,000 which was recognized using the percentage of completion method. Development services related to this agreement were approximately ninety percent complete as of September, 1998. As such, Navitel recognized $675,000 of revenue from this agreement during fiscal 1998.

   Note 5.  Income Taxes

   The components of the provision for income taxes were as follows:

                                  For  the Years Ended  September 30,
   (In thousands)                          1998     1997      1996
   _____________________________________________________________________

              Current:
              Federal                     $   -   $    -    $    -
              Foreign                       121       94       152
              State                          -         -         -
                                           ----    -----    ------
                 Total current              121        4       152
                                           ----    -----    ------
           Deferred:
              Federal                     (121)     (94)     1,444
              State                          -        -        355
                                          ----    -----     ------
                 Total deferred           (121)     (94)     1,799
                                          ----    -----     ------
           Provision for income taxes     $  -    $   -     $1,951
                                          ====    =====     ======

   A reconciliation of income tax expense to the statutory federal income tax rate follows:

                                  For  the Years  Ended  September 30,
                                        1998      1997      1996
   ___________________________________________________________________

           Federal income taxes at
              statutory rate            34.0 %    34.0 %    34.0%

           State income taxes, net
              of federal  income tax
              benefit                    4.8 %     4.8 %     2.7%

           Valuation allowance         (38.8%)   (38.8%)     -  %
           Other                          -  %      -  %     3.1%
                                       -------   -------    -----
           Effective tax rate              - %       - %    39.8%
                                       =======   =======    =====

   Significant components of the Company's net deferred tax assets were as follows:

                                                     September 30,
  (In thousands)                                     1998     1997
   ___________________________________________________________________

             Deferred tax assets:
             Accounts receivable                   $  189    $    151
             Accrued  expenses  and other
               liabilities                            209         421
             Net operating loss carryforwards      12,157       7,830
             Research   and   development  tax
               credit carryforwards                 2,275       1,584
             Foreign tax credit carryforwards         366         246
             Amortization      of     deferred
               compensation      relating     to
               issuance of restricted stock           184           -
             Alternative  minimum  tax  credit
               carryforwards                           10          10
             Other                                     85           -
                                                   ------      ------
             Deferred tax assets                   15,475      10,242
                                                   ------      ------
             Deferred tax liabilities:
             Depreciation                            (14)        (56)
                                                   -----       -----
                Deferred tax liabilities             (14)        (56)
                                                   -----       -----
             Net deferred tax assets            $ 15,461    $ 10,186
             Deferred   tax   asset  valuation
              allowance                           (15,461)    (10,186)
                                                --------    --------
             Net deferred tax assets            $      -    $      -
                                                ========    ========

   The Company changed from the cash to accrual basis for tax reporting purposes at the time of filing its 1997 tax return; as such, 1997 amounts included herein have been restated from the cash to accrual basis.

   As of September 30, 1998, the Company had net operating loss carryforwards for income tax purposes of approximately $32,372,000
   which expire in  the years 2006-2012.   Of  this amount,  $13,923,000
   relates to tax deductions generated by the exercise of certain incentive stock options by employees which will be available to reduce future income tax liabilities by a total of $5,395,000. Of this tax benefit, $2,669,000 was credited to paid-in capital to offset deferred tax liabilities. The remaining $2,726,000 is available to offset future deferred tax liabilities as a credit to paid-in capital. The Company recorded a credit to paid-in capital of $2,205,000 in fiscal 1996 as a result of such exercises of incentive stock options by employees. No such credits to paid-in capital were recorded in fiscal 1997 or fiscal 1998.

   As of September 30, 1998, the Company had research and development credit carryforwards of approximately $2,275,000, which are available to offset future income tax liabilities and expire in the years 2006-2012.

   Under the provisions of the Internal Revenue Code, certain substantial changes in Navitel's ownership may result in a limitation on the amount of net operating loss and tax credit carryforwards available annually to offset any future taxable income. The amount of this annual limitation is determined based upon Navitel's value prior to the ownership changes taking place. Subsequent ownership changes, including the acquisition of the Company by Spyglass, could further affect the limitation in future years.

   The valuation allowance increased by $5,275,000 and $8,481,000 for the fiscal years ended September 30, 1998 and 1997, respectively, and relates primarily to increases in net operating loss carryforwards. The Company has established the valuation allowance to defer recognition of potential tax benefits until such time that operating results can provide assurance that these tax benefits will be recognized.

   Note 6.  Convertible Preferred Stock

   Series A, B and C Preferred Stock Issuance
   On July 1, 1997, Navitel issued 1,831,494 shares of Series A convertible preferred stock, $.001 par value per share, for $915,747. Also on July 1, 1997, Navitel issued 2,489,619 shares of Series B convertible preferred stock, $.001 par value per share, for $1,593,356. On July 9, 1997, Navitel issued 3,614,458 shares of its newly authorized Series C convertible preferred stock, $.001 par value per share for $3,000,000. On May 27, 1998, Navitel issued 1,204,820 shares of Series C convertible preferred stock for $1,000,000.

   Conversion Rights
        The Series A, B and C preferred stock is convertible, at the option of the holder, into common stock of Navitel based upon a formula which would result in a 1-for-1 exchange at September 30, 1998. All outstanding shares of Series A, B and C preferred stock shall automatically convert to common stock at the request of at least a majority of the holders of each such series. Accordingly, prior to the acquisition of Navitel by Spyglass (See Note 15), Navitel's Series A, B and C preferred stock was converted to Navitel's common stock at a 1-to-1 ratio. As such, the converted shares of Series A, B and C preferred stock are included in the "Adjustment for pooling of interest with Navitel Communications, Inc." line item of the Supplemental Consolidated Statements of Changes in Stockholders' Equity.

   Dividend Rights
   The holders of Series A, B and C preferred stock are entitled to receive dividends, as determined by and if declared by the Navitel Board of Directors, in preference to the holders of common stock. Series A, B and C preferred stock dividends are non-cumulative and as of September 30, 1998, no dividends have been declared or paid by Navitel.

   Voting Rights
   Holders of the Series A, B and C preferred stock are entitled to one vote for each share of common stock into which the respective share of Series A, B and C preferred stock is then convertible.

   Liquidation Rights
   In the event of any liquidation, dissolution, merger, sale or winding up of Navitel, the holders of Series C preferred stock, in preference to the holders of Series A and B preferred stock and common stock, and the holders of Series A and B preferred stock, on a parity to each other and in preference to the holders of common stock, are entitled to receive an amount equal to $0.83, $0.50 and $0.64 per share, plus any dividends declared but unpaid on such shares, respectively.

   Note 7.  Common Stock

   Each share of Navitel's common stock entitles the holder to one vote on all matters submitted to a vote of Navitel's stockholders. Navitel common stockholders are entitled to receive dividends, when and if declared by the Board of Directors, subject to any preferential dividend rights of the preferred stockholders. The majority of Navitel's common stock is subject to a stock restriction agreement which gives Navitel the right of first refusal to acquire all shares to which a stockholder has received an arms-length purchase offer at the lesser of the offer price or fair market value. At September 30, 1998, Navitel had 13,917,652 shares of its common stock reserved for issuance upon conversion of preferred stock and exercise of common stock warrants and options.

   Note 8.  Common Stock Purchase Warrants

   In connection with the settlement of disputes arising over services performed by certain vendors, Navitel issued to those vendors 33,500 and 200,000 warrants to purchase common stock at an exercise price of $0.08 on March 30, 1998 and June 11, 1998, respectively. Navitel recorded an expense related to the issuance of these warrants of $41,638 for the year ended September 30, 1998. Prior to the acquisition of Navitel by Spyglass (See Note 16), the holders of these common stock purchase warrants exercised their rights to purchase a combined 233,500 shares of Navitel's common stock.

   Note 9.  Stock Incentive Plans

   Spyglass
   The Company has a 1995 Stock Incentive Plan ("1995 Incentive Plan") which replaced the Company's 1991 Stock Option Plan ("1991 Option Plan"), a 1995 Director Stock Option Plan ("1995 Director Option Plan") and a 1991 Employee Stock Bonus Plan ("1991 Bonus Plan") effective June 27, 1995, when the Company completed its initial public offering. Accordingly, options under the 1991 Option Plan and the 1991 Bonus Plan are not granted in years after 1995 but remain outstanding.

   The above plans enable the Company to grant options to purchase common stock, to make awards of restricted common stock and to issue certain other equity-related securities of the Company to any full or part-time employees, officers, directors, consultants or independent contractors of the Company. Stock options entitle the optionee to purchase common stock from the Company for a specified exercise price during a period specified in the applicable option agreement. Restricted stock awards entitle the recipient to purchase common stock from the Company under terms which provide for vesting over a period of time and a right of repurchase in favor of the Company of the unvested portion of the common stock subject to the award upon the termination of the recipient's employment or other relationship with the Company. The plans, except for the 1995 Director Option Plan, are administered by the Compensation Committee of the Board of Directors, which selects the persons to whom stock options and restricted stock awards are granted and determines the number of shares of common stock covered by the option or award, its exercise price or purchase price, its vesting schedule and, in the case of stock options, its expiration date.

   Furthermore, the above plans stipulate that the exercise price of any incentive stock option shall not be less than 100% of the fair market value of the common stock at the date of the grant or less than 110% of the fair market value in the case of optionees holding more than 10% of the total combined voting power of all classes of stock of the Company. The exercise periods of incentive stock options cannot exceed 10 years from the date of grant, except for incentive stock options granted to optionees holding more than 10% of the total combined voting power of all classes of stock, which must be exercised within five years. Non-qualified stock options, if any, must be exercised within the time period set forth in the option agreement. Any portion not exercised within the terms as stipulated in the option agreement shall be forfeited.

   The Company records as compensation expense the excess, if any, of the fair market value of the common stock at the date of option grant over the option exercise price. Any compensation expense is recognized ratably over the vesting period of the options. The Company recorded compensation expense of approximately $15,000, $312,000 and $80,000 for the years ended September 30, 1998, 1997 and 1996, respectively, relating to options granted with an exercise price below the estimated fair market value of the common stock and the acceleration of the vesting of stock options. Options granted prior to October 1994 and subsequent to the Company's initial public offering have an exercise price approximating the fair market value of the common stock as of their grant date.

   1995 Stock Incentive Plan

   The maximum number of shares of common stock which may be issued pursuant to the 1995 Incentive Plan is 3,300,000 shares, subject to certain anti-dilution adjustments. Options generally become exercisable over four years, commencing on the one-year anniversary of the date of grant, and accumulate if not exercised. As of September 30, 1998, options to purchase approximately 449,000 shares are available for issue.

   The 1995 Incentive Plan further provides for the granting of stock appreciation rights ("SARs") subject to certain conditions and limitations to holders of options under the 1995 Incentive Plan. SARs permit optionees to surrender an exercisable option for any amount equal to the excess of the market price of the common stock over the option price when the right is exercised. There have been no SARs issued under this plan.

   Furthermore, the 1995 Incentive Plan provides for the granting of awards of restricted stock entitling recipients to purchase common stock from the Company under terms which provide for vesting over a period of time, as determined by the Board of Directors, and a right of repurchase in favor of the Company of the unvested portion of the common stock subject to the award upon the termination of the recipient's employment or other relationship with the Company. Awards of 200,000 shares of restricted stock, generally vesting over four years in equal annual installments commencing on the one-year anniversary of the date of grant, had been purchased for $0.01 per share (and had a fair value of $5.063 on the date of issue) under this plan as of September 30, 1998. Upon issuance of stock under the plan, unearned compensation equivalent to the excess of the market value at the date of grant over the purchase price is offset against stockholders' equity and subsequently amortized over the periods during which the restrictions lapse.

   1995 Director Stock Option Plan

   Under the  Company's 1995  Director Stock  Option Plan,  the  maximum number of shares of common stock which may be issued is 200,000 shares, subject to certain anti-dilution adjustments. Each director who is not otherwise an employee initially elected to the Board of Directors is granted an option, on the date of initial election, to purchase 20,000 shares of common stock. Each such director is also granted, on the date of each Annual Meeting of Stockholders, an option to purchase 5,000 shares. Options become exercisable over four years, commencing on the one-year anniversary of the date of grant, and accumulate if not exercised. As of September 30, 1998, options for 77,900 share were outstanding, of which 9,800 were exercisable.

   1995 Employee Stock Purchase Plan

   Under the Company's 1995 Employee Stock Purchase Plan ("Stock Purchase Plan"), employees are granted the opportunity to purchase the Company's common stock. The first offering under the Plan commenced on August 16, 1995 and concluded February 15, 1996. Subsequent offerings begin on February 16 and August 16 of each year and conclude on August 15 and February 15, respectively. The price at which the employees may purchase the common stock is 85% of the closing price of the Company's common stock on the Nasdaq National Market on the date the offering period commences or terminates, whichever is lower. A total of 600,000 shares of common stock have been reserved under this plan. In fiscal 1998, 1997 and 1996, 74,323, 45,396 and 18,401 shares were issued under the Stock Purchase Plan, respectively.

   1991 Stock Option Plan

   The 1991 Option Plan was terminated effective June 27, 1995, when the Company completed its initial public offering, and was replaced by the 1995 Stock Incentive Plan. Options granted under the 1991 Option Plan generally become exercisable in four equal annual installments, commencing on the date of grant and continuing through the third anniversary of the date of grant, and accumulate if not exercised.
   Options to purchase 1,520,132 shares of common stock, at prices ranging from $0.08 to $4.125 per share, have been granted.

   A summary of the 1995 Stock Incentive Plan, 1995 Director Stock Option Plan and the 1991 Stock Option Plan transactions follows:

                                             September 30,
                     1998                   1997                  1996
   ____________________________________________________________________________

                                      Weighted           Weighted          Weighted
                                      Average            Average           Average
                                     Exercise           Exercise           Exercise
                            Shares    Price     Shares    Price    Shares    Price
   ________________________________________________________________________________
   Outstanding,
   beginning of year      1,970,239    $5.85  1,989,590   $8.98  1,493,004   $2.06

   Granted                1,858,924     4.04  1,292,900    9.07    910,099   17.10

   Exercised              (858,327)     1.78  (497,882)    1.62  (394,499)    1.21

   Forfeited              (613,656)     6.97  (814,369)   12.56   (19,014)   10.85
                          --------     -----  --------    -----  --------    -----
   Outstanding, end of
   year                   2,357,180    $5.57  1,970,239   $5.85  1,989,590   $8.98
                          =========    =====  =========   =====  =========   =====
   Weighted average
   remaining contractual
   life                         8.60               8.79               8.43

   Options exercisable at
   year-end                  682,326            600,469            658,758

   Weighted average fair
   value of options
   granted during the
   year                        $4.94             $12.16              $5.39

   A summary of information on stock options outstanding as of September 30, 1998 follows:

                       Options Outstanding          Options Exercisable
             ______________________________________ ___________________
              Weighted          Weighted    Weighted           Weighted
   Range of     Average         Average     Average             Average
   Exercise      Number        Remaining    Exercise  Number    Exerise
   Prices    Outstanding  Contractual Life  Price   Exercisable  Price
   ____________________________________________________________________

   $0.08         165,000           4.92      $0.08     165,000    $0.08
   $0.40-
   $0.58         154,290           7.53      $0.49     118,144    $0.46
   $4.13 -
   $5.53         919,815           9.26      $4.94      13,750    $4.13
   $6.88         532,665           8.52      $6.88     279,522    $6.88
   $7.00-
   $9.50         527,510           9.00      $7.82      87,030    $7.35
   $10.25-
   $11.25         55,000           8.74     $10.63      15,980   $10.27
   $42.50          2,900           7.32     $42.50       2,900   $42.50
               ---------           ----     ------     -------   ------
   $0.08-
   $42.50      2,357,180           8.60     $ 5.57     682,326   $ 4.36
               =========           ====     ======     =======   ======

   Navitel
   The Board of Directors of Navitel adopted the 1997 Stock Option Plan (the "Plan") which provides for the grant of incentive stock options ("ISO's") as well as non-statutory stock options. The Compensation Committee administers the Plan and has sole discretion to grant options to purchase shares of Navitel's common stock. The Board of Directors determines the term of each option, option price, number of shares for which each option is granted, whether restrictions will be imposed on the shares subject to options, and the rate at which each option is exercisable. The exercise price for options granted will be determined by the Board of Directors.

   The maximum number of shares of common stock which may be issued pursuant to the 1997 Stock Option Plan is 5,000,000 shares. Options generally become exercisable over three years, commencing on the one-year anniversary of the date of grant, and accumulate if not exercised. As of September 30, 1998, options to purchase approximately 1,798,408 shares are available for issue.

   The above plan enables Navitel to grant options to purchase common stock of the Company to any full or part-time employees, officers, directors, consultants or independent contractors of Navitel. Stock options entitle the optionee to purchase common stock from Navitel for a specified exercise price during a period specified in the applicable option agreement.

   Furthermore, the above plan stipulates that the exercise price of any incentive stock option shall not be less than 100% of the fair market value of the common stock at the date of the grant or less than 110% of the fair market value in the case of optionees holding more than 10% of the total combined voting power of all classes of stock of Navitel. The exercise price of any non-qualified stock option shall not be less than 85% of the fair market value of the common stock at the date of the grant.

   The exercise periods of incentive stock options cannot exceed 10 years from the date of grant. For incentive stock options granted to optionees holding more than 10% of the total combined voting power of all classes of stock, the exercise period is limited to a maximum of 5 years. Non-qualified stock options, if any, must be exercised within the time period set forth in the option agreement but cannot exceed 10 years. Any portion not exercised within the terms as stipulated in the option agreement shall be forfeited.

   Navitel records as compensation expense the excess, if any, of the fair market value of the common stock at the date of option grant over the option exercise price. Any compensation expense is recognized during the period of employee service for which the incentive was awarded. In the year ended September 30, 1998, Navitel incurred expense of $97,163 relating to options granted with an exercise price below the estimated fair market value of the common stock.

   Activity for the years ended September 30, 1998 and 1997 and the period ended September 30, 1996 was as follows:


                                           September 30,
                              1998             1997             1996
                       __________________  ________________  _________________
                                 Weighted          Weighted            Weighted
                                 Average           Average             Average
                                 Exercise          Exercise           Exercise
                        Shares    Price    Shares    Price   Shares     Price
_______________________________________________________________________________

   Outstanding,
    beginning of year  2,481,664   $0.02  2,525,000  $0.01          -   $   -

   Granted             1,151,250    0.08    845,000   0.02  2,525,000    0.01

   Exercised            (456,246)   0.03          -      -          -       -

   Forfeited            (431,322)   0.06  (888,336)   0.01          -       -
                      ----------   -----  --------   -----  ---------   -----
   Outstanding,
    end of year        2,745,346   $0.04  2,481,664  $0.02  2,525,000   $0.01
                       =========   =====  =========  =====  =========   ======

   Weighted average
    remaining
    contractual life        8.44               9.14              9.98

   Options exercisable
    at year-end        1,268,960             603,721                -

   Weighted average fair
    value of options
    granted during the
    year                   $0.25               $0.02           $0.01

   A summary of information on stock options outstanding as of September 30, 1998 follows:

                       Options Outstanding             Options  Exercisable
             _______________________________________   ______________________
                             Weighted      Weighted                  Weighted
   Range of                   Average       Average                   Average
   Exercise    Number        Remaining      Exercise      Number     Exercise
   Prices   Outstanding  Contractual Life    Price      Exercisable    Price
   __________________________________________________________________________

   $0.01      1,745,000       8.04           $0.01       1,124,909    $0.01
   $0.08      1,000,346       9.15           $0.08         144,051    $0.08
              ---------       ----           -----       ---------    -----
   $0.01-
   $0.08      2,745,346       8.44           $0.04       1,268,960    $0.02
              ==========                                 =========

   Stock-Based Compensation
   Pro-forma  information,  as  required   by  Statement  of   Financial
   Accounting Standards No. 123, is as follows:

                                 For the Fiscal Years Ended September 30,
   (In thousands, except per share data)       1998      1997     1996
   ____________________________________________________________________

   Net income (loss) as reported             ($10,032) ($14,151) $2,952
                                              =======   =======  ======
   Pro-forma net income (loss)               ($13,864) ($18,933) $  172
                                              =======   =======  ======
   Net income (loss) per share as reported     ($0.69)   ($1.07) $ 0.23

   Pro-forma net income (loss) per share       ($0.95)   ($1.43) $ 0.01

   In determining the fair value of the options, Spyglass used the Black-Scholes model and assumed a risk free interest rate of 4.23%
   and 6.0%, and an expected stock price volatility of 90.0% and 70.2% for 1998 and 1997, respectively. Spyglass also assumed expected lives of the options ranging from five to six years and no dividends for all years. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, it requires the input of highly subjective assumptions, including the expected stock price volatility. Because Spyglass' options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, the estimated valuations may not necessarily provide a reliable measure of the fair value of Spyglass' options.

   In determining the fair value of the options and warrants, Navitel used the minimum value method with the following assumptions for grants during 1998, 1997 and 1996: no dividend yield or volatility; risk free interest rate of 4.23%, 6.0% and 6.0%; and a weighted average expected option term of 5 years. Because changes in the subjective input assumptions can materially affect the fair value estimate, the estimated valuations may not necessarily provide a reliable measure of the fair value of Navitel's options.

   Note 10.   Stock Option Exchange Program

   The Company uses stock options as a significant element of the compensation of employees, in part because it believes options provide an incentive to employees to maximize shareholder value. Stock options also serve as a means of retaining employees. Because the market value of the Spyglass's common stock in early 1997 had fallen significantly below the exercise price of most outstanding options, the value of such stock options as a means of motivating and retaining employees had been significantly diminished. The Board of Directors concluded that Spyglass needed to restore the value of the existing stock options as a means of motivating and retaining employees in order to promote the successful implementation of the Company's growth strategies.

   As a result, on April 8, 1997, the Board of Directors approved a stock option exchange program (the "Exchange Program"), pursuant to which full-time permanent employees holding stock options under Spyglass's 1995 Stock Incentive Plan were given the opportunity to exchange the unexercised portion of such options (the "Existing Options") for new options (the "New Options") on a basis of four shares of common stock for every five shares covered by the Existing Option and having an exercise price of $6.875 per share (the fair market value of the Company's common stock on such date). The New Options expire 10 years from the date of grant and have the same vesting schedule and other terms as the Existing Options cancelled in exchange therefor. Option holders who own more than 1% of Spyglass's outstanding common stock and Directors were excluded from the Exchange Program. Stock option disclosures in Note 9 have been adjusted to reflect options for approximately 235,000 shares which were forfeited as a result of the Exchange Program.

   Note 11.  401(k) Savings Plan

   The Company has a salary reduction 401(k) retirement savings plan (the "Plan") covering substantially all of the Company's employees. Participating Spyglass employees may contribute an amount up to 15% of their eligible compensation and participating Navitel employees may contribute an amount up to 10% of their eligible compensation, subject to an annual limit. The Company, at the discretion of the Board of Directors, may make contributions to the Plan. Spyglass contributed $273,200, $269,000 and $118,300 to the Plan in fiscal 1998, 1997 and 1996, respectively. Navitel has not made any contributions to the Plan through September 30, 1998.

   Note 12. Commitments and Contingencies

   The Company leases office facilities under non-cancelable operating lease agreements and has sublease agreements expiring at various dates through fiscal 2002. At September 30, 1998, approximate future minimum lease commitments and receipts under these leases and subleases were as follows:
                                    Minimum
                                     Lease     Sublease
    (In thousands)               Commitments   Receipts
   ____________________________________________________________________
                       1999          $ 1,865     $  194
                       2000            1,420        194
                       2001              851        194
                       2002              282         97


   Total rent expense under non-cancelable operating leases was approximately $1,633,000, $1,429,000, and $703,000 for the years ended September 30, 1998, 1997 and 1996, respectively, net of sublease amounts of $243,000, $31,000 and $0, respectively.

   Note 13. Significant Customers and Export Revenues

   In fiscal 1998, sales to a significant customer represented 15.0% of total net revenues. Sales to another significant customer represented 39.5% and 12.1% of total net revenues in fiscal 1997 and 1996, respectively.

   The  Company  exports   products  to  diverse   geographic  areas.
   Substantially all foreign sales; however, are transacted in U.S. dollars and therefore the Company is not exposed to foreign currency market risk. Net export revenues by geographic area were as follows:

                       For the Fiscal Years Ended September 30,
   (In thousands)                    1998    1997      1996
   ______________________________________________________________________

                Japan               $ 1,488  $   583  $ 2,094
                Other
                international           899    1,113    1,594
                                    -------  -------  -------
                Total net export
                revenues            $ 2,387  $ 1,696  $ 3,688
                                    =======  =======  =======

   Note 14.   Microsoft Amendment

   On January 21, 1997, the Company amended its license arrangement with Microsoft. This amendment converted Microsoft's existing license for the Spyglass Mosaic browser technology into a fully paid-up license in consideration of an additional $8,000,000 payment from Microsoft. This payment consisted of $7,500,000 in cash and $500,000 in software and product maintenance.

   Note 15.   Restructuring Charge

   On March 10, 1997, the Company consolidated its Champaign, Illinois development operations with its Naperville, Illinois and Cambridge, Massachusetts operations. This consolidation reflected the Company's evolution from its desktop focus to the Internet device market and the realignment of its product development activities with the needs of this market. A pre-tax restructuring charge of $900,000 was recorded in the second quarter of fiscal 1997 and consisted primarily of severance and related personnel costs of $730,000 and lease cancellation and other exit costs of $170,000. Included in the charge for personnel costs was $100,000 of compensation expense related to the acceleration of the exercisability of certain stock options. The restructuring was completed as of September 30, 1997.

   Note 16.  Subsequent Events

   In October 1998, General Instrument Corporation ("GI") acquired 700,000 shares of the Company's common stock for $7,392,000 and also acquired warrants to purchase an additional 700,000 shares. The warrants have exercise prices ranging from $13.20 to $14.78 per share (subject to adjustment in certain circumstances), and become exercisable on varying dates over a five-year period. In connection with this investment, the Company and GI entered into a three-year agreement under which the Company will develop and integrate new Internet cable services and technologies for GI. This work will be performed through a newly formed subsidiary of the Company, in which GI will hold a 10% minority interest and which GI will have an option to purchase at fair market value under certain circumstances.

   In November 1998, Navitel entered into a Development and License Agreement ("November 1998 Agreement") with Microsoft which superseded the July 1997 Joint Development and License Agreement with Microsoft. The November 1998 Agreement provided for Navitel to invoice Microsoft and recognize service revenues based on the hours incurred for development services multiplied by the hourly rate for time and materials in exchange for ownership rights to certain intellectual property related to the application software development for the Internet screen phone. As such, costs of engineering resources related to research and development are classified as costs of service revenues. Microsoft also paid $600,000 to Navitel as an advance against certain future services to be performed during the remainder of the fiscal 1999.

   On March 31, 1999, Spyglass signed a definitive agreement to acquire Navitel. On April 16, 1999, Spyglass acquired all of the issued and outstanding capital stock of Navitel. This transaction was effected through the exchange of 1,148,520 shares of common stock of Spyglass for all of the issued and outstanding capital stock of Navitel. In addition, Navitel's option holders received equivalent options for shares of Spyglass common stock in exchange for their outstanding options for common stock of Navitel.

        Prior to the acquisition of Navitel by Spyglass, Navitel's Series A, B and C preferred stock was converted to Navitel's common stock at a 1-to-1 ratio. In addition, the holders of certain common stock purchase warrants exercised their rights to purchase 233,500 shares of Navitel's common stock.

   Report of Independent Auditors


   To the Board of Directors and Stockholders of Spyglass, Inc.

   We have audited the supplemental consolidated balance sheets of Spyglass, Inc. and subsidiaries (formed as a result of the combination of Spyglass, Inc. and subsidiaries and Navitel Communications, Inc.) as of September 30, 1998 and 1997, and the related consolidated supplemental statements of operations, changes in shareholders' equity, and cash flows for the years then ended. The supplemental financial statements give retroactive effect to the merger of Spyglass, Inc. and subsidiaries and Navitel Communications on April 16, 1999, which has been accounted for using the pooling of interests method as described in the notes to the supplemental consolidated financial statements. These supplemental financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these supplemental financial statements based on our audits. The consolidated financial statements of Spyglass, Inc. and subsidiaries as of and for the year ended September 30, 1996 were audited by other auditors whose report dated October 25, 1996, expressed an unqualified opinion on those statements.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion,the supplemental financial statements referred to above present fairly, in all material respects, the consolidated financial position of Spyglass, Inc. and subsidiaries at September 30, 1998 and 1997, and the consolidated results of their operations and their cash flows for the two years in the period ended September 30, 1998, after giving retroactive effect to the merger of Navitel Communications, Inc., as described in the notes to the supplemental consolidated financial statements, in accordance with generally accepted accounting principles.

   We previously audited and reported on the consolidated statements of operations and cash flows of Navitel Communications, Inc. for the period from inception (May 21, 1996) through September 30, 1996, prior to
   their restatement for the April 16,  1999 pooling of interests.   The
   contribution of Navitel  Communications, Inc.   to  revenues and  net
   income represented  0  percent  and  13  percent  of  the  respective
   restated totals.   Separate  financial  statements of  Spyglass  Inc.
   included in the September 30, 1996 restated supplemental consolidated statements of operations, changes in stockholders' equity and cash flows  were audited  and reported  on separately by other auditors.
   We also audited the combination of the accompanying supplemental consolidated statements of operations, changes in stockholders'
   equity and cash flows for the year ended September 30, 1996, after restatement for the April 16, 1999 pooling of interests; in our
   opinion,  such  supplemental   consolidated statements have been
   properly combined on the basis described in Note 1 of the notes to the supplemental consolidated financial statements.

   /s/ ERNST & YOUNG LLP

   Chicago, Illinois
   July 16, 1999